UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2022

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ____ to ____

Commission file number: 1-4850

    A. Full title of plan and the address of the plan, if different from that of the issuer named below:
DXC Technology Matched Asset Plan

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DXC Technology Company
20408 Bashan Drive, Suite 231
Ashburn, Virginia 20147

NOTE: All other schedules required by Section 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DXC Technology Employee Benefits Fiduciary Committee and Participants of
DXC Technology Matched Asset Plan
Ashburn, Virginia

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of DXC Technology Matched Asset Plan (the “Plan”) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for plan benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules of (1) assets (held at end of year) as of December 31, 2022 and (2) delinquent participant contributions for the year ended December 31, 2022, have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

McLean, Virginia
June 16, 2023

We have served as the auditor of the Plan since 2019.

DXC TECHNOLOGY MATCHED ASSET PLAN

Statements of Net Assets Available for Plan Benefits

	As of
	December 31, 2022	December 31, 2021
Assets:
Participant-directed investments - at fair value	$2,289,345,631	$2,904,453,236

Non-interest bearing cash	4,111,237	—

Receivables:
Employer contribution receivable	24,298,010	25,710,393
Notes receivable from participants	17,239,324	18,644,843
Accrued investment income	1,124,738	530,374
Unsettled trade receivables	6,170,688	789,421
Total receivables	48,832,760	45,675,031
Total assets	2,342,289,628	2,950,128,267

Liabilities:
Accrued expenses	1,052,400	1,286,295
Unsettled trade payables	8,373,616	1,052,852
Total liabilities	9,426,016	2,339,147
Net assets available for plan benefits	$2,332,863,612	$2,947,789,120

The accompanying notes are an integral part of these financial statements.

DXC TECHNOLOGY MATCHED ASSET PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended
December 31, 2022
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(479,924,458)
Dividends	5,707,724
Interest	4,102,789
Total investment loss	(470,113,945)

Additions:
Participant contributions	95,968,686
Employer contributions	24,675,779
Rollover contributions	15,248,639
Total additions	135,893,104

Net additions	(334,220,841)

Deductions:
Distributions to participants	284,590,714
Administrative expenses	1,391,726
Total deductions	285,982,440

Decrease in net assets before transfer	(620,203,281)

Transfer into the Plan (Note 1)	5,277,773

Decrease in net assets	(614,925,508)

Net assets available for benefits:
Beginning of year	2,947,789,120
End of year	$2,332,863,612

The accompanying notes are an integral part of these financial statements.

DXC TECHNOLOGY MATCHED ASSET PLAN

Notes to Financial Statements

Note 1 - Description of the Plan

The following brief description of the DXC Technology Matched Asset Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. DXC Technology Company ("DXC"), its subsidiaries, and those joint ventures and partnerships over which DXC exercises control and that participate in the Plan are hereafter collectively referred to as "DXC" or the "Company." The joint ventures and partnerships participating in the Plan are hereafter referred to as a “Participating Employer”.
The Plan is a qualified defined contribution plan under the Internal Revenue Code, as amended (the "Code"), Section 401(a). Effective as of January 1, 1987, with respect to the portion thereof that qualifies as a qualified cash or deferred arrangement, is intended to satisfy the requirements of Code Section 401(k). It is also subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
The Company established the DXC Employee Benefits Fiduciary Committee (the "Committee"), which generally consists of four members appointed by the Compensation Committee of the Board of Directors of the Company who serve without additional compensation and are reimbursed by the Company for all reasonable expenses incurred in the discharge of their duties as members of the Committee to the extent such expenses are not paid by the Plan. The Committee serves as the named fiduciary and administrator of the Plan and has the power to interpret, construe and administer the Plan, and to decide any dispute which may arise under the Plan.
On April 1, 2021, the Company sold its healthcare provider software business to Dedalus Group. As a result, affected participants were no longer eligible to actively participate in the Plan and had the option to leave their account balances if the account balance was $5,000 or more.

On April 2, 2021, sale of DXC’s Fixnetix to Options Technology was completed. As a result, affected participants were terminated and had the option to leave their account balances if the account balance was $5,000 or more.

DXC acquired Virtual Clarity on November 8, 2019, and on November 1, 2021, Virtual Clarity became a Participating Employer in the Plan. Effective February 1, 2022, the Virtual Clarity Inc. 401(k) Plan was merged into the Plan.

During July, 2022, the Company sold certain of its Americas Microsoft Dynamics services businesses. As a result, affected participants were terminated and had the option to leave their account balances if the account balance was $5,000 or more.

Plan Termination - Although it has not expressed any intent to do so, the Company reserves the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants' rights to the Company's contributions fully vest immediately.
Eligibility and Participation - Any eligible employee (as defined in the Plan) who has satisfied the Plan's age requirement, and is employed by a Participating Employer, and who receives a stated compensation in respect of employment on the U.S. payroll of the Company, is eligible to become a participant, with the exception of a person who is represented by a collective bargaining unit and whose benefits have been the subject of good faith bargaining under a contract that does not specify that such person is eligible to participate in the Plan. In addition, the Company may decide to exempt all employees of any division, unit, facility or class from coverage under the Plan. Any person who leaves the Company and, at a later time becomes re-employed, must reapply to participate in the Plan, provided he or she otherwise meets the eligibility requirements.

Employee and Company Contributions - An eligible employee who elects to become a participant may authorize any whole percentage (at least 1% but not more than 50%, subject to certain additional limitations for highly compensated employees) of their compensation (as defined in the Plan) to be deferred and contributed to the trust fund on a pre-tax or Roth basis on his or her behalf, subject to certain Code limitations. Any compensation deferral in excess of applicable Code limitations, together with income allocable to that excess, will be returned to a participant. Any matching Company contribution attributable to any excess contribution, and income allocable thereto, will be forfeited and returned to the Company via the forfeiture account or applied to reduce future matching Company contributions or Plan administrative expenses. The Plan permits participants age 50 and over to make additional "catch-up" contributions in excess of the statutory limit up to an additional $6,500 on a pre-tax or Roth basis in 2022.
The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. Contributions for those automatically enrolled in the Plan increase by 1% each year up to a maximum percentage specified by the Company.
A participant is not permitted to make voluntary after-tax contributions to the Plan unless the participant is part of a collective bargaining unit for which after-tax contributions have been negotiated.
The Company will contribute an amount equal to 50% of the first 6% of the participant's compensation deferral, except for certain groups of employees for whom, under the terms of their contract agreements, the Company will contribute different amounts.
Company match earned for all participants that are in the standard match is posted to participant accounts in January of the following year. In order to receive this match, participants must remain employed through the end of the year or terminate due to retirement or death. Retired or deceased employees receive their contribution as soon as administratively feasible. The few select participants that receive a match during the year include collectively bargained employees, Swiss Re and service contract employees. Participants should refer to the Plan document for more information about the aforementioned groups. Participants whose employment with their employer ceases at any time in December as a result of a workforce reduction will be considered to have been employed on December 31 for this purpose and will remain eligible for a matching contribution.
Additional profit-sharing amounts may be contributed at the discretion of the Company’s board of directors. During the year-ended December 31, 2022, there were no discretionary contributions made to the Plan.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching and discretionary contributions and allocations of Plan investment returns, net of an allocation of investment management fees, and is reduced by any distributions. Allocations are based on participant earnings or account balances, as defined by the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Investments - Participants direct the investment of their contributions and account balance into various investment options offered by the Plan.

Vesting of Participants' Interests/Forfeitures - Participants are fully vested immediately in their contributions plus actual earnings thereon.

The majority of participants have a vested interest in their Matching Contributions Account of 100% after achieving one full year of service. A Participating Employer may make annual discretionary employer contributions to accounts of certain participants, in cash, for such employer's fiscal year. For a few selected groups of participants, vesting in his or her Matching Contributions Account, is equal to 25% after completing two full years of service and increasing by 25% for each additional full year of service. Vesting accelerates to 100% in the event of reaching age 65 while employed by the Company, upon severance by reason of death or total and permanent disability.
Any nonvested portion of the Matching Contributions Account will be forfeited at the earlier of five one-year consecutive Breaks in Service, or upon withdrawal from the Plan. Such forfeitures during 2022 amounted to $157,880. Forfeitures may be applied to reduce future matching contributions by the Company, pay Plan administrative expenses and restore amounts previously forfeited by terminated employees. The Plan had a forfeiture balance of $157,880 and $159,045 as of December 31, 2022 and 2021, respectively. During 2022, employer contributions attributable to the year ended December 31, 2021 were reduced by $159,045. During 2022, employer contributions were reduced by $157,880 from forfeited nonvested accounts to fund contributions in 2023 related to plan year 2022.
Distributable Amounts, Withdrawals and Refunds - With a few exceptions applicable to a few selected groups, a participant may become entitled to his or her distributable benefit by reason of retirement, death, total and permanent disability, voluntary termination of employment, dismissal, or attainment of age fifty-nine and one-half (59-1/2) years. The rules of payment of a participant's distributable benefit depend upon the age of, and number of years of service completed by, the participant and the type of severance.
While still an employee, a participant may take a withdrawal of his or her compensation deferral contributions provided a fully completed application is submitted. The request for withdrawal will be approved if it is deemed that an adequate financial hardship and resulting need for such an amount has been demonstrated by the participant. Additionally, if a participant is at least age fifty-nine and one-half years, they may make one in-service withdrawal per 12-month period for any vested amount for any reason without penalty or account suspension.
Administrative Expenses - Certain administrative expenses are paid by DXC (the "Plan sponsor"), as provided in the Plan document. Participants pay quarterly administrative costs of $8.25 for maintaining an account in the Plan. Additionally, participants also pay fees for loans and qualified domestic relation orders.
All investment management and transaction fees directly related to the Plan investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees and operating expenses are reflected as a reduction of investment return for such investments.
Note 2 -Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. These estimates are based on management’s knowledge of historical information and current events, and expectations about actions that the Company may undertake in the future. Actual results could differ materially from those estimates. In the opinion of Company management, the accompanying consolidated financial statements contain all adjustments necessary, including those of a normal recurring nature, to fairly present the financial statements.

Risks and Uncertainties - The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks such as interest rate risk, credit risk, and overall market volatility. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.
Securities of international companies involves special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many international companies and their markets may be less liquid and their prices more volatile than those securities of comparable U.S. companies.
The Plan's investment in the following funds accounted for greater than 10% of total investments as of December 31, 2022 and 2021:

	2022	2021
EB DL ACWI EX US INDEX FUND CLASS	*	10%
SSGA GLOBAL ALL CAP INDEX LENDING	19%	*
TARGET SERIES RETIREMENT 2025	12%	12%
TARGET SERIES RETIREMENT 2030	12%	12%

* The fund does not meet the 10% threshold

Security Transactions - Security transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis. Net appreciation (depreciation) in fair value of investments includes realized and unrealized gains and losses on investments sold or held during the year.
Valuation of Investment Securities - The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 4 - Fair Value Measurements).
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $8,200 and $33,949 at December 31, 2022 and 2021, respectively.

Note 3 - Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a determination letter dated May 5, 2015, that the Plan and related trust are designed in accordance with applicable sections of the Code and therefore, the related trust is exempt from taxation. In December 2016, the IRS began publishing a Required Amendments List ("List") for individually designed plans which specifies changes in qualification requirements. The List is published annually and requires plans to be amended for each item on the List, as applicable, to retain its tax exempt status. The Plan has been subsequently amended since the date of the most recent determination letter, however, the Plan administrator and tax counsel believe that the Plan and related trust are currently designed, have been amended, and are being operated in compliance with applicable requirements of the Code. As such, no provision for income taxes has been included in the Plan's financial statements.
During 2023, the Company discovered an administrative issue related to plan compensation that resulted in a failure to withhold Participant contributions from certain plan compensation and provide for matching Company contributions for certain employees for Plan Years 2018 through 2022. In order to prevent the Plan from incurring a qualification defect, the Company plans to take the necessary corrective action in accordance with the acceptable correction methods of the Employee Plans Compliance Resolution System (EPCRS). The Company believes the issue does not have a material impact to the Plan's financial statement and the Plan has maintained its tax-exempt status. Therefore, no provision for income taxes has been included in the Plan's financial statements.
Note 4 - Fair Value Measurements

The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The objective of a fair value measurement is to estimate the price to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. Such transactions to sell an asset or transfer a liability are assumed to occur in the principal market for that asset or liability, or in the absence of the principal market, the most advantageous market.

Assets and liabilities subject to fair value measurement disclosures are required to be classified according to a three-level fair value hierarchy with respect to the inputs used to determine fair value. The level in which an asset or liability is disclosed within the fair value hierarchy is based on the lowest level input that is significant to the related fair value measurement in its entirety. The levels of input are defined as follows:

Level 1:	Quoted prices unadjusted for identical assets or liabilities in an active market.
Level 2:
Quoted prices for similar assets or liabilities in an active market, quoted prices for identical similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3:	Unobservable inputs that reflect the entity's own assumptions which market participants would use in pricing the asset or liability.

Asset Valuation Techniques - Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value.

DXC Technology Stock Fund - A unitized stock fund operates similarly to a mutual fund, in that they are composed of stock, and a small percentage of cash or another short-term interest-bearing vehicle. The inclusion of cash provides liquid assets to allow for the daily processing of transfers, loans, and withdrawals. The value of a unit in a unitized stock fund is based on the NAV, which is the value of the underlying common stock and the cash piece held by the fund, divided by the number of units outstanding. Therefore, the NAV of the fund (the “unit price”) will, as a rule, be different from the closing price of the underlying stock on the applicable exchange. The individual assets of a stock fund (in this case, stock and short-term interest-bearing vehicle) are generally considered separately as individual investments for financial statement reporting purposes.
Self-directed brokerage account - Includes a variety of mutual funds.
Common Stocks - Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Separately Managed Accounts - A portfolio of individual securities, such as stocks or bonds, that is managed on the participant's behalf. Unlike a mutual fund or exchange-traded fund, the plan directly owns the individual securities instead of pooling participant's assets with other investors. The individual assets of a separately managed account/fund are held in the name of the plan (the plan owns the underlying securities) and are generally considered separately as individual investments for accounting, auditing and financial statement reporting purposes.
The Plan's separately managed accounts that are available as investment options for plan participants are:
a.DXC Technology Stock Fund (DXC Technology Common Stock)
b.BlackRock Core Bond Portfolio (Bond Option)
c.Tremblant Managed Separate Account / Epoch Global Equity (Strategic Equity Option)

U.S. treasuries, U.S. government agencies, Non-U.S. government funds - Valued using pricing models maximizing the use of observable inputs for similar securities.
State and local obligations, agency mortgage backed securities, asset and other mortgage backed securities, corporate bonds - Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar securities, the security is valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks or a broker quote, if available.
Short term investment funds - The short-term investment funds are not exchange-traded funds, however, the price per unit are published and represent the actual price at which the units held in the funds can be bought or sold.

Commingled funds - Valued at the net asset value of units of a bank collective trust. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to confirm that securities liquidations will be carried out in an orderly business manner. The funds held by the Plan have a daily redemption frequency and have no unfunded commitments or notice period requirement for participants.
The fair value of Plan assets by investment category and the corresponding level within the fair value hierarchy as of December 31, 2022 was as follows:

	As of December 31, 2022
	Investment Assets at Fair Value
	Level 1	Level 2	Level 3	Total
DXC Technology Stock Fund
DXC Technology common stock	$69,670,037	$—	$—	$69,670,037
Short term investment fund	—	584,165	—	584,165

Self-directed brokerage	51,076,543	—	—	51,076,543
	—	—	—
Mutual Funds	17,766,634	—	—	17,766,634
	—	—	—
Separately managed accounts:	—	—	—
International common stocks	8,614,157	—	—	8,614,157
U.S. common stocks	33,600,469	—	—	33,600,469
U.S. treasuries	—	22,964,127	—	22,964,127
U.S. government agencies	—	7,475,240	—	7,475,240
State and local obligations	—	327,671	—	327,671
Non-U.S. government funds	—	2,181,644	—	2,181,644
Agency mortgage backed securities	—	20,779,513	—	20,779,513
Asset and other mortgage backed securities	—	8,952,528	—	8,952,528
Corporate bonds	—	25,275,405	—	25,275,405
Short term investment fund	—	1,978,301	—	1,978,301
	—	—	—
Short-term investment fund	—	173,418,665	—	173,418,665

Total assets in the fair value hierarchy	180,727,840	263,937,259	—	444,665,099

Investments measured at NAV
Commingled funds	—	—	—	1,844,680,532
Total investments at fair value	$180,727,840	$263,937,259	$—	$2,289,345,631

The fair value of Plan assets by investment category and the corresponding level within the fair value hierarchy as of December 31, 2021 was as follows:

	As of December 31, 2021
	Investment Assets at Fair Value
	Level 1	Level 2	Level 3	Total
DXC Technology Stock Fund
DXC Technology common stock	$90,954,776	$—	$—	$90,954,776
Short term investment fund	—	754,911	—	754,911

Self-directed brokerage	67,624,182	—	—	67,624,182

Mutual Funds	45,568,132	—	—	45,568,132

Separately managed accounts:
International common stocks	13,385,150	—	—	13,385,150
U.S. common stocks	54,040,570	—	—	54,040,570
U.S. treasuries	—	30,302,170	—	30,302,170
U.S. government agencies	—	8,282,643	—	8,282,643
State and local obligations	—	143,054	—	143,054
Non-U.S. government funds	—	2,264,099	—	2,264,099
Agency mortgage backed securities	—	26,753,348	—	26,753,348
Asset and other mortgage backed securities	—	9,919,512	—	9,919,512
Corporate bonds	—	37,514,939	—	37,514,939
Short term investment fund	—	2,789,294	—	2,789,294

Short-term investment fund	—	161,351,480	—	161,351,480

Total assets in the fair value hierarchy	271,572,810	280,075,450	—	551,648,260

Investments measured at NAV
Commingled funds	—	—	—	2,352,804,976
Total investments at fair value	$271,572,810	$280,075,450	$—	$2,904,453,236

Note 5 - Notes Receivable to Participants

The Plan allows participants to borrow from their vested account balances from a minimum of $1,000 to a maximum of 50% of their vested account balances up to $50,000, subject to certain limitations. The loans are secured by the balance in the participant account and bear interest at the prime rate quoted in the Wall Street Journal on the last business day of the calendar month prior to the loan plus 1%. Loan terms range from 1-5 years or up to 15 years for purchase of a principal residence.

Loan amounts are taken from the participants' accounts, prorated from sources and funds based on their balances at the time. Both loan principal and interest repayments are invested to sources in the same order in which the loan was withdrawn and to funds according to the participant's current investment fund elections. Principal and interest are paid ratably through payroll deductions.

Note 6 - Exempt Party-in-Interest Transactions

Certain investment funds are managed by the trustee and its affiliate, therefore these transactions qualify as exempt party-in-interest transactions. All trustee fees associated with the short-term investment fund managed by the trustee were paid through the trust for the year ended December 31, 2022. During the year ended December 31, 2022, the Plan expensed $154,143 for fund manager fees.
Actual fees paid by the Plan for recordkeeping services to an affiliate of the trustee also qualify as party-in-interest transactions. Such costs are included in administrative expenses in the accompanying financial statements. Investment management fees paid by the Plan to certain investment managers qualify as party-in-interest transactions. These expenses are reflected in the financial statements as a reduction of the return on the Plan's investments.
The Plan held notes receivable from participants, and therefore, these transactions also qualify as party-in-interest investments.
At December 31, 2022 and 2021, the Plan held 2,629,058 and 2,825,560 shares, respectively, of DXC Technology common stock with a cost basis of $96,137,546 and $104,100,442, respectively. During the year ended December 31, 2022, the Plan purchased $398,237 and sold $8,361,133 of these shares.
Note 7 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	As of December 31,
	2022	2021
Net assets available for benefits per the financial statements	$2,332,863,612	$2,947,789,120
Amounts allocated to withdrawing participants	(8,200)	(33,949)
Net assets available for benefits per Form 5500	$2,332,855,412	$2,947,755,171

The following is a reconciliation of the net decrease in net assets before transfer per the financial statements to the Form 5500 for the year ended December 31, 2022:

2022
Net decrease in net assets before transfer per the financial statements	$(620,203,281)
Distributions allocated to withdrawing participants at end of year	(8,200)
Distributions allocated to withdrawing participants at start of year	33,949
Net loss per Form 5500	$(620,177,532)
The following is a reconciliation of distributions to participants per the financial statements to the Form 5500, for the year ended December 31, 2022:

2022
Distributions to participants per the financial statements	$284,590,714
Amounts allocated to withdrawing participants at end of year	8,200
Amounts allocated to withdrawing participants at start of year	(33,949)
Distributions to participants per the Form 5500	$284,564,965

Amounts allocated to withdrawing participants are recorded as distributions on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not paid as of that date.

Note 8 - Voluntary Compliance Resolution

For 2022 Plan Year, the Plan has complied with the Department of Labor's regulations concerning the timely remittance of contributions to trust containing assets for the Plan. However, the Company remitted certain 2021 participants contributions totaling $6,324 to the Trustee in 2021, which were later than required by the Department of Labor's Regulation 2510.3-102. The Company has filed Form 5330 with the IRS and paid the required excise tax. In addition, participants' accounts were credited with the amount of investment income that would have been earned, had the participants' contributions been remitted on a timely basis.

Note 9 - Subsequent Events

Subsequent events are evaluated through June 16, 2023, the date the financial statements are issued, and no subsequent event disclosure is necessary.

SUPPLEMENTAL SCHEDULES

Schedule of Delinquent Participant Contributions
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4a
EIN 95-2043126
DXC Technology Company

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP
2021 Total Late Contribution				$6,324
Total				$6,324

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current Value
	State Street Global Advisor	Short Term Investment Fund		173,418,665
	Brown Brothers Harriman & Company	Short Term Investment Fund		1,978,301

*	DXC Technology Co.	Common Stock		69,670,037
*	Fidelity Investment	Short Term Investment Fund		584,165

	PIMCO All Assets	Mutual Fund		17,766,634

*	DXC Technology Co	Participant loans - Interest rates range from 3.25% to 9.25%. Maturities range from 2023 to 2046		17,239,324

	BlackRock	BLACKROCK GLOBAL ALLOCATION		18,582,302
	Mellon Bank N.A.	NEWTON GLOBAL REAL RETURN FUND		19,059,006
	JP Morgan	DIVERSIFIED COMMERCIAL PROP		8,963,029
*	Fidelity	FIAM SELECT GLOBAL CIT		43,860,952
	JENNISON GLOBAL OPP FUND	PRUDENTIAL TR CO COLLECTIVE T		41,748,516
	State Street Global Advisor	SSGA GLOBAL ALL CAP INDEX LENDING		427,727,764
	State Street Global Advisor	SSGA US INFL PRO BD II		19,155,932

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	State Street Global Advisor	SSGA TARGET RETIREMENT INCOME				78,446,435
	State Street Global Advisor	SSGA TARGET RETIREMENT 2020 SL				128,921,299
	State Street Global Advisor	SSGA TARGET RETIREMENT 2025 SL				282,222,896
	State Street Global Advisor	SSGA TARGET RETIREMENT 2030 SL				283,659,704
	State Street Global Advisor	SSGA TARGET RETIREMENT 2035 SL				197,375,219
	State Street Global Advisor	SSGA TARGET RETIREMENT 2040 SL				124,559,474
	State Street Global Advisor	SSGA TARGET RETIREMENT 2045 SL				76,556,988
	State Street Global Advisor	SSGA TARGET RETIREMENT 2050 SL				51,684,719
	State Street Global Advisor	SSGA TARGET RETIREMENT 2055				16,504,743
	State Street Global Advisor	SSGA TARGET RETIREMENT 2060				19,663,567
	State Street Global Advisor	SSGA TARGET RETIREMENT 2065				5,987,987
					Total Commingled Funds	1,844,680,532

	ABBVIE INC	Corporate bonds	4.500%	5/14/2035		236,209
	AEP TEXAS INC	Corporate bonds	3.450%	1/15/2050		29,672
	AEP TEXAS INC	Corporate bonds	3.450%	5/15/2051		16,925
	AEP TRANSMISSION CO LLC	Corporate bonds	2.750%	8/15/2051		1,269
	AEP TRANSMISSION CO LLC	Corporate bonds	3.150%	9/15/2049		24,217
	AEP TRANSMISSION CO LLC	Corporate bonds	3.750%	12/1/2047		27,116

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	AEP TRANSMISSION CO LLC	Corporate Bonds	4.500%	6/15/2052		10,554
	AETNA INC	Corporate bonds	6.625%	6/15/2036		8,498
	AGILENT TECHNOLOGIES INC	Corporate bonds	2.300%	3/12/2031		39,511
	AIR CDA PASS THRU TR 2017-1	Corporate bonds	3.300%	7/15/2031		13,577
	ALABAMA POWER CO	Corporate bonds	3.450%	10/1/2049		23,052
	ALABAMA POWER CO	Corporate bonds	4.150%	8/15/2044		14,895
	ALEXANDRIA REAL EST EQUITS INC	Corporate bonds	2.950%	3/15/2034		106,987
	ALTRIA GROUP INC	Corporate Bonds	2.450%	2/4/2032		34,702
	ALTRIA GROUP INC	Corporate bonds	5.800%	2/14/2039		97,739
	ALTRIA GROUP INC	Corporate bonds	6.200%	2/14/2059		5,609
	AMAZON.COM INC	Corporate Bonds	3.950%	4/13/2052		24,830
	AMAZON.COM INC	Corporate Bonds	4.700%	12/1/2032		49,491
	AMCOR FLEXIBLES NORTH AMERICA INC	Corporate bonds	2.690%	5/25/2031		48,748
	AMEREN ILL CO	Corporate bonds	2.900%	6/15/2051		16,629
	AMERICAN AIRLINES 2015-2 CLASS AA PASS TH	Corporate bonds	VAR	3/22/2029		12,416
	AMERICAN AIRLINES 2017-1 CLASS AA PASS TH	Corporate bonds	VAR	8/15/2030		11,751
	AMERICAN AIRLINES 2019-1 CLASS AA PASS TH	Corporate bonds	VAR	8/15/2033		32,191
	AMERICAN AIRLINES INC	Corporate bonds	3.000%	4/15/2030		19,398
	AMERICAN AIRLS 2015-2 PASS THRU TRS	Corporate bonds	4.400%	3/22/2025		68,276

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	AMERICAN AIRLS INC 2016-1 CL AA PASS THRU	Corporate bonds	VAR	7/15/2029		12,754
	AMERICAN AIRLS INC 2016-2 CL AA PASS THRU	Corporate bonds	VAR	12/15/2029		14,351
	AMERICAN INTERNATIONAL GRP INC	Corporate bonds	4.800%	7/10/2045		39,493
	AMERICAN TOWER CORP	Corporate bonds	1.500%	1/31/2028		40,543
	AMERICAN TOWER CORP	Corporate bonds	2.100%	6/15/2030		45,118
	AMERICAN TOWER CORP	Corporate bonds	2.300%	9/15/2031		22,544
	AMERICAN TOWER CORP	Corporate Bonds	3.550%	7/15/2027		137,048
	AMERICAN TOWER CORP	Corporate bonds	3.650%	3/15/2027		18,680
	AMERICAN TRANSMISSION SYS INC	Corporate bonds	2.650%	1/15/2032		13,951
	AMGEN INC	Corporate bonds	4.050%	8/18/2029		88,780
	AMGEN INC	Corporate bonds	4.200%	2/22/2052		9,516
	AMGEN INC	Corporate bonds	4.400%	5/1/2045		40,215
	AON CORP / AON GLOBAL HOLDINGS PLC	Corporate bonds	3.900%	2/28/2052		8,489
	AON CORP	Corporate bonds	2.800%	5/15/2030		84,430
	APPLIED MATERIALS INC	Corporate bonds	4.350%	4/1/2047		17,984
	ARES CAPITAL CORP	Corporate bonds	2.150%	7/15/2026		80,434
	ARES CAPITAL CORP	Corporate bonds	3.875%	1/15/2026		54,987
	AT&T INC	Corporate bonds	2.550%	12/1/2033		46,111
	AT&T INC	Corporate bonds	3.550%	9/15/2055		56,716

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	AT&T INC	Corporate bonds	3.650%	9/15/2059		12,717
	AT&T INC	Corporate bonds	3.850%	6/1/2060		46,482
	AT&T INC	Corporate bonds	4.100%	2/15/2028		41,930
	AT&T INC	Corporate bonds	4.300%	2/15/2030		102,634
	AT&T INC	Corporate bonds	4.350%	3/1/2029		6,657
	AT&T INC	Corporate bonds	4.500%	5/15/2035		23,635
	ATMOS ENERGY CORP	Corporate bonds	4.125%	10/15/2044		9,025
	AUTODESK INC	Corporate bonds	2.850%	1/15/2030		79,085
	BAE SYSTEMS HOLDINGS INC	Corporate bonds	3.800%	10/7/2024		108,387
	BAE SYSTEMS HOLDINGS INC	Corporate bonds	3.850%	12/15/2025		65,559
	BALTIMORE GAS & ELECTRIC CO	Corporate bonds	3.750%	8/15/2047		72,490
	BANK NEW YORK MELLON CORP	Corporate bonds	4.625%	12/31/2099		23,024
	BANK OF AMERICA CORP	Corporate Bonds	1.734%	7/22/2027		16,646
	BANK OF AMERICA CORPORATION	Corporate bonds	1.922%	10/24/2031		22,153
	BANK OF AMERICA CORPORATION	Corporate bonds	1.319%	6/19/2026		723,998
	BANK OF AMERICA CORPORATION	Corporate bonds	2.496%	2/13/2031		13,005
	BANK OF AMERICA CORPORATION	Corporate bonds	2.572%	10/20/2032		40,727
	BANK OF AMERICA CORPORATION	Corporate bonds	2.592%	4/29/2031		319,259
	BANK OF AMERICA CORPORATION	Corporate bonds	2.884%	10/22/2030		48,521

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	BANK OF AMERICA CORPORATION	Corporate bonds	2.972%	2/4/2033		95,869
	BANK OF AMERICA CORPORATION	Corporate bonds	3.970%	3/5/2029		13,841
	BANK OF AMERICA CORPORATION	Corporate bonds	4.271%	7/23/2029		392,583
	BANK OF AMERICA CORPORATION	Corporate bonds	4.376%	4/27/2028		97,545
	BANK OF AMERICA CORPORATION	Corporate bonds	4.571%	4/27/2033		150,926
	BANK OF AMERICA CORPORATION	Corporate bonds	5.875%	12/31/2099		22,897
	BANK OF AMERICA CORPORATION	Corporate bonds	VAR	2/4/2028		69,279
	BANK OF AMERICA CORPORATION	Corporate bonds	3.824%	1/20/2028		34,525
	BAT CAPITAL CORP	Corporate bonds	3.215%	9/6/2026		40,591
	BAT CAPITAL CORP	Corporate bonds	5.282%	4/2/2050		44,897
	BAXTER INTERNATIONAL INC	Corporate bonds	3.132%	12/1/2051		8,390
	BLACKSTONE PRIVATE CREDIT FUND	Corporate bonds	3.250%	3/15/2027		46,308
	BLACKSTONE PRIVATE CREDIT FUND	Corporate bonds	4.000%	1/15/2029		53,627
	BOEING CO	Corporate bonds	3.900%	5/1/2049		2,106
	BOEING CO	Corporate bonds	3.950%	8/1/2059		12,759
	BROADCOM INC	Corporate bonds	2.450%	2/15/2031		24,416
	BROADCOM INC	Corporate bonds	3.419%	4/15/2033		40,085
	BROADCOM INC	Corporate bonds	3.459%	9/15/2026		65,014
	BROADCOM INC	Corporate bonds	4.150%	4/15/2032		17,557

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	BROADCOM INC	Corporate bonds	4.150%	11/15/2030		50,185
	BROADCOM INC	Corporate Bonds	4.926%	5/15/2037		76,768
	BURLINGTON NORTHN SANTA FE LLC	Corporate bonds	2.875%	6/15/2052		10,000
	BURLINGTON NORTHN SANTA FE LLC	Corporate bonds	4.150%	12/15/2048		49,221
	BURLINGTON NORTHN SANTA FE LLC	Corporate Bonds	4.450%	1/15/2053		17,765
	CAMERON LNG LLC	Corporate bonds	3.302%	1/15/2035		45,892
	CAMERON LNG LLC	Corporate bonds	3.402%	1/15/2038		42,218
	CAPITAL ONE FINANCIAL CORP	Corporate Bonds	3.273%	3/1/2030		41,039
	CAPITAL ONE FINANCIAL CORP	Corporate bonds	3.750%	3/9/2027		14,253
	CAPITAL ONE FINANCIAL CORP	Corporate Bonds	5.247%	7/26/2030		19,999
	CENOVUS ENERGY INC	Corporate bonds	3.750%	2/15/2052		11,235
	CENTERPOINT ENERGY HOUSTON ELECTRIC LLC	Corporate bonds	VAR	4/1/2051		27,964
	CENTERPOINT ENERGY HOUSTON ELECTRIC LLC	Corporate Bonds	VAR	3/1/2052		6,910
	CENTERPOINT ENERGY RES CORP	Corporate bonds	1.750%	10/1/2030		52,033
	CHARTER COMMUNICATIONS OPERATING LLC / CH	Corporate bonds	VAR	4/1/2061		8,675
	CHARTER COMMUNICATIONS OPERATING LLC / CH	Corporate bonds	VAR	6/30/2062		113,851
	CHARTER COMMUNICATIONS OPERATING LLC / CH	Corporate bonds	VAR	6/1/2052		116,148
	CHARTER COMMUNICATIONS OPERATING LLC / CH	Corporate bonds	VAR	12/1/2061		21,109
	CHARTER COMMUNICATIONS OPERATING LLC / CH	Corporate bonds	VAR	3/1/2042		47,416

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	CHARTER COMMUNICATIONS OPERATING LLC / CH	Corporate bonds	VAR	5/1/2047		18,042
	CHARTER COMMUNICATIONS OPERATING LLC / CH	Corporate Bonds	VAR	4/1/2048		13,918
	CHENIERE CORPUS CHRISTI HOLDINGS LLC	Corporate Bonds	2.740%	12/31/2039		20,878
	CHENIERE CORPUS CHRISTI HOLDINGS LLC	Corporate Bonds	3.700%	11/15/2029		56,947
	CHENIERE CORPUS CHRISTI HOLDINGS LLC	Corporate bonds	5.120%	6/30/2027		226,236
	CHENIERE ENERGY PARTNERS LP	Corporate Bonds	3.250%	1/31/2032		51,656
	CHENIERE ENERGY PARTNERS LP	Corporate Bonds	4.500%	10/1/2029		53,953
	CITIGROUP INC	Corporate bonds	0.981%	5/1/2025		9,364
	CITIGROUP INC	Corporate bonds	2.520%	11/3/2032		7,777
	CITIGROUP INC	Corporate bonds	2.976%	11/5/2030		110,148
	CITIGROUP INC	Corporate bonds	3.070%	2/24/2028		9,917
	CITIGROUP INC	Corporate bonds	3.785%	3/17/2033		15,395
	CITIGROUP INC	Corporate bonds	3.980%	3/20/2030		400,437
	CITIGROUP INC	Corporate bonds	6.270%	11/17/2033		46,424
	CITIGROUP INC	Corporate bonds	3.057%	1/25/2033		22,596
	CITIGROUP INC T5Y	Corporate bonds	3.875%	12/31/2099		35,805
	COMCAST CORP NEW	Corporate bonds	3.300%	4/1/2027		22,617
	COMCAST CORP NEW	Corporate bonds	3.400%	7/15/2046		17,577
	COMCAST CORP NEW	Corporate bonds	3.750%	4/1/2040		20,618

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	COMCAST CORP NEW	Corporate bonds	3.969%	11/1/2047		84,681
	COMCAST CORP NEW	Corporate bonds	4.250%	10/15/2030		49,746
	COMCAST CORP NEW	Corporate bonds	5.500%	11/15/2032		96,970
	COMMONSPIRIT HEALTH	Corporate bonds	2.782%	10/1/2030		20,621
	COMMONSPIRIT HEALTH	Corporate bonds	3.817%	10/1/2049		26,051
	COMMONWEALTH EDISON CO	Corporate bonds	3.850%	3/15/2052		19,102
	CONSOLIDATED EDISON CO OF NY	Corporate bonds	6.150%	11/15/2052		43,892
	CONSUMERS ENERGY CO	Corporate bonds	2.650%	8/15/2052		10,689
	CONSUMERS ENERGY CO	Corporate bonds	3.100%	8/15/2050		49,282
	CONSUMERS ENERGY CO	Corporate bonds	3.250%	8/15/2046		10,793
	CONSUMERS ENERGY CO	Corporate bonds	4.200%	9/1/2052		12,833
	CORNING INC	Corporate bonds	4.375%	11/15/2057		7,753
	COX COMMUNICATIONS INC	Corporate bonds	3.150%	8/15/2024		35,608
	COX COMMUNICATIONS INC	Corporate bonds	3.600%	6/15/2051		24,680
	CROWN CASTLE INC	Corporate bonds	2.250%	1/15/2031		69,794
	CROWN CASTLE INC	Corporate bonds	2.500%	7/15/2031		33,040
	CROWN CASTLE INC	Corporate bonds	2.900%	3/15/2027		26,377
	CROWN CASTLE INC	Corporate bonds	3.150%	7/15/2023		12,855
	CROWN CASTLE INC	Corporate bonds	3.250%	1/15/2051		32,509

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	CROWN CASTLE INC	Corporate bonds	3.800%	2/15/2028		45,539
	CROWN CASTLE INC	Corporate bonds	4.150%	7/1/2050		25,577
	CSX CORP	Corporate bonds	2.500%	5/15/2051		18,826
	CSX CORP	Corporate bonds	3.250%	6/1/2027		18,685
	CVS HEALTH CORP	Corporate bonds	3.625%	4/1/2027		13,285
	CVS HEALTH CORP	Corporate bonds	5.125%	7/20/2045		77,469
	DELL INTL/EMC CORP	Corporate bonds	3.450%	12/15/2051		18,360
	DELL INTL/EMC CORP	Corporate bonds	8.350%	7/15/2046		6,836
	DELTA AIR LINES 2019-1 CLASS AA PASS THRO	Corporate bonds	VAR	10/25/2025		39,961
	DEVON ENERGY CORP NEW	Corporate bonds	4.500%	1/15/2030		4,655
	DEVON ENERGY CORP NEW	Corporate bonds	4.750%	5/15/2042		29,627
	DEVON ENERGY CORP NEW	Corporate bonds	5.250%	10/15/2027		15,832
	DEVON ENERGY CORP NEW	Corporate bonds	5.850%	12/15/2025		72,282
	DEVON ENERGY CORP NEW	Corporate bonds	5.000%	6/15/2045		7,771
	DEVON ENERGY CORP NEW	Corporate bonds	8.250%	8/1/2023		28,381
	DIAMONDBACK ENERGY INC	Corporate bonds	3.125%	3/24/2031		77,838
	DIAMONDBACK ENERGY INC	Corporate bonds	3.250%	12/1/2026		201,831
	DIAMONDBACK ENERGY INC	Corporate bonds	3.500%	12/1/2029		334,259
	DIAMONDBACK ENERGY INC	Corporate bonds	4.400%	3/24/2051		18,283

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	DISCOVER FINANCIAL SVS	Corporate bonds	4.500%	1/30/2026		57,030
	DTE ELEC CO	Corporate bonds	3.650%	3/1/2052		8,499
	DTE ELEC CO	Corporate bonds	3.950%	3/1/2049		36,875
	DTE ELEC CO	Corporate bonds	4.050%	5/15/2048		9,141
	DUKE ENERGY CAROLINAS LLC	Corporate bonds	3.450%	4/15/2051		5,109
	DUKE ENERGY CAROLINAS LLC	Corporate bonds	3.550%	3/15/2052		11,949
	DUKE ENERGY CAROLINAS LLC	Corporate bonds	3.750%	6/1/2045		49,652
	DUKE ENERGY CORP NEW	Corporate bonds	4.300%	3/15/2028		57,733
	DUKE ENERGY CORP NEW	Corporate bonds	5.000%	12/8/2025		19,957
	DUKE ENERGY FLORIDA LLC	Corporate bonds	2.500%	12/1/2029		164,086
	DUKE ENERGY FLORIDA LLC	Corporate bonds	3.400%	10/1/2046		21,545
	DUKE ENERGY FLORIDA LLC	Corporate bonds	5.950%	11/15/2052		10,643
	DUKE ENERGY PROGRESS LLC	Corporate bonds	2.900%	8/15/2051		21,608
	DUKE ENERGY PROGRESS LLC	Corporate bonds	3.450%	3/15/2029		4,603
	DUKE ENERGY PROGRESS LLC	Corporate bonds	4.100%	5/15/2042		10,073
	DUKE ENERGY PROGRESS LLC	Corporate bonds	6.300%	4/1/2038		53,728
	DUPONT DE NEMOURS INC	Corporate bonds	4.493%	11/15/2025		72,768
	E TRADE FINANCIAL	Corporate bonds	3.800%	8/24/2027		4,704
	EBAY INC	Corporate bonds	6.300%	11/22/2032		41,561

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	ECOLAB INC	Corporate bonds	2.750%	8/18/2055		17,305
	EDISON INTERNATIONAL	Corporate bonds	6.950%	11/15/2029		26,107
	ELEVANCE HEALTH INC	Corporate bonds	6.100%	10/15/2052		10,661
	ENERGY TRANSFER LP	Corporate bonds	3.600%	2/1/2023		28,944
	ENERGY TRANSFER LP	Corporate bonds	4.200%	4/15/2027		48,129
	ENERGY TRANSFER LP	Corporate bonds	4.400%	3/15/2027		4,750
	ENERGY TRANSFER LP	Corporate bonds	4.500%	4/15/2024		3,943
	ENERGY TRANSFER LP	Corporate bonds	4.750%	1/15/2026		21,428
	ENERGY TRANSFER LP	Corporate bonds	4.950%	6/15/2028		88,963
	ENERGY TRANSFER LP	Corporate bonds	4.000%	10/1/2027		34,531
	ENERGY TRANSFER LP	Corporate bonds	5.250%	4/15/2029		67,687
	ENERGY TRANSFER LP	Corporate bonds	5.875%	1/15/2024		80,201
	ENERGY TRANSFER LP	Corporate bonds	5.000%	5/15/2050		67,110
	ENERGY TRANSFER LP	Corporate bonds	6.250%	4/15/2049		23,247
	ENERGY TRANSFER LP	Corporate bonds	8.250%	11/15/2029		41,975
	ENTERGY LA LLC	Corporate bonds	1.600%	12/15/2030		47,628
	ENTERGY LA LLC	Corporate bonds	2.900%	3/15/2051		12,795
	ENTERGY TEX INC	Corporate bonds	3.450%	12/1/2027		29,464
	ENTERPRISE PRODS OPER LLC	Corporate bonds	3.200%	2/15/2052		8,518

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	ENTERPRISE PRODS OPER LLC	Corporate bonds	3.300%	2/15/2053		23,281
	ENTERPRISE PRODS OPER LLC	Corporate bonds	4.200%	1/31/2050		22,802
	EQT CORP	Corporate bonds	3.900%	10/1/2027		36,003
	EQT CORP	Corporate bonds	5.700%	4/1/2028		52,715
	EQUINIX INC	Corporate bonds	1.800%	7/15/2027		35,094
	EQUINIX INC	Corporate bonds	2.150%	7/15/2030		6,364
	EQUINIX INC	Corporate bonds	2.000%	5/15/2028		56,558
	EQUINIX INC	Corporate bonds	3.200%	11/18/2029		80,949
	EQUINIX INC	Corporate bonds	3.900%	4/15/2032		48,864
	EXELON CORP	Corporate bonds	2.750%	3/15/2027		3,668
	EXELON CORP	Corporate bonds	4.700%	4/15/2050		25,261
	EXELON CORP	Corporate bonds	5.625%	6/15/2035		36,487
	EXPRESS SCRIPTS HLDG CO	Corporate bonds	4.500%	2/25/2026		8,870
	FACTSET RESEARCH SYSTEMS INC	Corporate bonds	3.450%	3/1/2032		41,920
	FIRSTENERGY CORP	Corporate bonds	2.050%	3/1/2025		11,078
	FIRSTENERGY CORP	Corporate bonds	2.250%	9/1/2030		27,780
	FIRSTENERGY CORP	Corporate bonds	3.400%	3/1/2050		24,413
	FIRSTENERGY TRANSMISSION LLC	Corporate bonds	4.550%	4/1/2049		59,068
	FIRSTENERGY TRANSMISSION LLC	Corporate bonds	5.450%	7/15/2044		23,256

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FLORIDA PWR & LT CO	Corporate bonds	3.150%	10/1/2049		78,510
	FLORIDA PWR & LT CO	Corporate bonds	3.950%	3/1/2048		1,651
	FRANCISCAN MISSIONARIES OF OUR LADY HEALTH	Corporate bonds	VAR	7/1/2049		22,912
	GENERAL MOTORS CO	Corporate bonds	5.400%	10/15/2029		22,903
	GENERAL MTRS FINL CO INC	Corporate bonds	2.750%	6/20/2025		138,543
	GENERAL MTRS FINL CO INC	Corporate bonds	3.100%	1/12/2032		71,302
	GENERAL MTRS FINL CO INC	Corporate bonds	4.300%	4/6/2029		25,975
	GILEAD SCIENCES INC	Corporate bonds	4.800%	4/1/2044		68,775
	GLENCORE FDG LLC	Corporate bonds	1.625%	9/1/2025		69,692
	GLENCORE FDG LLC	Corporate bonds	2.625%	9/23/2031		26,288
	GLENCORE FDG LLC	Corporate bonds	3.375%	9/23/2051		16,865
	GLENCORE FDG LLC	Corporate bonds	3.875%	10/27/2027		10,268
	GLOBAL PAYMENTS INC	Corporate bonds	2.150%	1/15/2027		4,362
	GLOBAL PAYMENTS INC	Corporate bonds	2.900%	5/15/2030		64,730
	GLOBAL PAYMENTS INC	Corporate bonds	3.200%	8/15/2029		96,906
	GLOBAL PAYMENTS INC	Corporate bonds	4.950%	8/15/2027		79,540
	GLOBAL PAYMENTS INC	Corporate bonds	5.950%	8/15/2052		18,083
	GLP CAP LP / GLP FING II INC	Corporate bonds	3.250%	1/15/2032		85,534
	GLP CAP LP / GLP FING II INC	Corporate bonds	4.000%	1/15/2030		91,085

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	GOLDMAN SACHS GROUP INC (THE)	Corporate bonds	0.673%	3/8/2024		76,170
	GOLDMAN SACHS GROUP INC (THE)	Corporate bonds	0.855%	2/12/2026		18,084
	GOLDMAN SACHS GROUP INC (THE)	Corporate bonds	0.925%	10/21/2024		6,706
	GOLDMAN SACHS GROUP INC (THE)	Corporate bonds	2.615%	4/22/2032		15,950
	GOLDMAN SACHS GROUP INC (THE)	Corporate bonds	2.640%	2/24/2028		190,542
	GOLDMAN SACHS GROUP INC (THE)	Corporate bonds	2.650%	10/21/2032		23,687
	GOLDMAN SACHS GROUP INC (THE)	Corporate bonds	3.102%	2/24/2033		358,083
	GOLDMAN SACHS GROUP INC (THE)	Corporate bonds	3.615%	3/15/2028		86,626
	GOLDMAN SACHS GROUP INC (THE)	Corporate bonds	3.814%	4/23/2029		49,325
	GOLDMAN SACHS GROUP INC (THE)	Corporate bonds	4.482%	8/23/2028		160,055
	GOLDMAN SACHS GROUP INC (THE)	Corporate bonds	VAR	5/15/2026		81,423
	HARTFORD FINL SVCS GROUP INC	Corporate bonds	4.300%	4/15/2043		4,798
	HCA INC	Corporate bonds	3.500%	7/15/2051		79,554
	HCA INC	Corporate bonds	3.500%	9/1/2030		56,061
	HCA INC	Corporate bonds	3.625%	3/15/2032		42,308
	HCA INC	Corporate bonds	4.625%	3/15/2052		20,236
	HCA INC	Corporate bonds	5.250%	4/15/2025		87,487
	HOAG MEMORIAL HOSPITAL PRESBYTERIAN	Corporate bonds	3.803%	7/15/2052		5,449
	HP INC	Corporate bonds	2.650%	6/17/2031		11,686

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	HSBC HOLDINGS PLC	Corporate bonds	2.251%	11/22/2027		346,418
	HUNTINGTON INGALLS INDUSTRIES INC	Corporate bonds	2.043%	8/16/2028		44,509
	HUNTINGTON INGALLS INDUSTRIES INC	Corporate bonds	3.483%	12/1/2027		45,380
	HYUNDAI CAP AMER	Corporate bonds	2.375%	2/10/2023		139,684
	INTERCONTINENTAL EXCHANGE INC	Corporate bonds	2.100%	6/15/2030		59,590
	INTERNATIONAL PAPER CO	Corporate bonds	4.350%	8/15/2048		4,173
	INVITATION HOMES OPERATING PARTNERSHIP LP	Corporate bonds	VAR	11/15/2028		19,845
	INVITATION HOMES OPERATING PARTNERSHIP LP	Corporate bonds	VAR	4/15/2032		41,120
	JPMORGAN CHASE & CO	Corporate bonds	1.764%	11/19/2031		11,371
	JPMORGAN CHASE & CO	Corporate bonds	2.005%	3/13/2026		62,012
	JPMORGAN CHASE & CO	Corporate bonds	2.069%	6/1/2029		51,782
	JPMORGAN CHASE & CO	Corporate bonds	2.182%	6/1/2028		83,941
	JPMORGAN CHASE & CO	Corporate bonds	2.545%	11/8/2032		173,895
	JPMORGAN CHASE & CO	Corporate bonds	2.947%	2/24/2028		75,082
	JPMORGAN CHASE & CO	Corporate bonds	2.963%	1/25/2033		36,626
	JPMORGAN CHASE & CO	Corporate bonds	3.702%	5/6/2030		73,544
	JPMORGAN CHASE & CO	Corporate bonds	3.960%	1/29/2027		114,390
	JPMORGAN CHASE & CO	Corporate bonds	4.005%	4/23/2029		43,481
	JPMORGAN CHASE & CO	Corporate bonds	5.546%	12/15/2025		71,001

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	JPMORGAN CHASE & CO	Corporate bonds	3.782%	2/1/2028		308,317
	KIMCO REALTY OP LLC	Corporate bonds	4.600%	2/1/2033		27,435
	KINDER MORGAN ENERGY PTNRS LP	Corporate bonds	6.950%	1/15/2038		14,812
	KINDER MORGAN INC DEL	Corporate bonds	3.600%	2/15/2051		8,954
	KINDER MORGAN INC DEL	Corporate bonds	5.450%	8/1/2052		31,415
	KLA CORP	Corporate bonds	3.300%	3/1/2050		21,000
	KLA CORP	Corporate bonds	4.100%	3/15/2029		31,840
	KLA CORP	Corporate bonds	4.650%	11/1/2024		31,903
	KLA CORP	Corporate bonds	5.250%	7/15/2062		48,014
	KLA CORP	Corporate bonds	5.000%	3/15/2049		23,299
	L3HARRIS TECHNOLOGIES INC	Corporate bonds	3.850%	12/15/2026		102,997
	L3HARRIS TECHNOLOGIES INC	Corporate bonds	4.400%	6/15/2028		76,577
	LAM RESEARCH CORP	Corporate bonds	2.875%	6/15/2050		15,369
	LAM RESEARCH CORP	Corporate bonds	4.875%	3/15/2049		27,456
	LEIDOS INC	Corporate bonds	4.375%	5/15/2030		224,538
	LEVEL 3 FINANCING INC	Corporate bonds	3.400%	3/1/2027		70,134
	LOCKHEED MARTIN CORP	Corporate bonds	4.150%	6/15/2053		11,874
	LOCKHEED MARTIN CORP	Corporate bonds	5.900%	11/15/2063		26,840
	LOCKHEED MARTIN CORP	Corporate bonds	6.150%	9/1/2036		16,269

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	LOCKHEED MARTIN CORP	Corporate bonds	3.800%	3/1/2045		56,350
	LOWES COS INC	Corporate bonds	3.650%	4/5/2029		30,490
	LYB INTERNATIONAL FINANCE III LLC	Corporate bonds	4.200%	5/1/2050		2,957
	MARSH & MCLENNAN COS INC	Corporate bonds	2.250%	11/15/2030		48,302
	MARSH & MCLENNAN COS INC	Corporate bonds	4.375%	3/15/2029		19,318
	MASSACHUSETTS INSTITUTE OF TECHNOLOGY	Corporate bonds	4.600%	7/1/2014		63,851
	META PLATFORMS INC	Corporate bonds	4.450%	8/15/2052		86,617
	MEXICO UNITED MEXICAN STATES	Corporate bonds	4.500%	4/22/2029		128,925
	MIDAMERICAN ENERGY CO	Corporate bonds	3.100%	5/1/2027		37,449
	MIDAMERICAN ENERGY CO	Corporate bonds	3.150%	4/15/2050		14,155
	MIDAMERICAN ENERGY CO	Corporate bonds	3.650%	4/15/2029		90,691
	MIDAMERICAN ENERGY CO	Corporate bonds	3.650%	8/1/2048		10,985
	MOODYS CORP	Corporate bonds	3.100%	11/29/2061		20,769
	MOODYS CORP	Corporate bonds	3.750%	2/25/2052		9,898
	MOODYS CORP	Corporate bonds	4.250%	8/8/2032		28,034
	MORGAN STANLEY	Corporate bonds	0.529%	1/25/2024		135,088
	MORGAN STANLEY	Corporate bonds	1.512%	7/20/2027		239,509
	MORGAN STANLEY	Corporate bonds	1.794%	2/13/2032		160,834
	MORGAN STANLEY	Corporate bonds	1.928%	4/28/2032		755

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	MORGAN STANLEY	Corporate bonds	2.239%	7/21/2032		8,439
	MORGAN STANLEY	Corporate bonds	2.511%	10/20/2032		16,434
	MORGAN STANLEY	Corporate bonds	2.699%	1/22/2031		126,431
	MORGAN STANLEY	Corporate bonds	2.943%	1/21/2033		7,281
	MORGAN STANLEY	Corporate bonds	3.591	7/22/2028		32,104
	MORGAN STANLEY	Corporate bonds	3.625%	1/20/2027		81,099
	MORGAN STANLEY	Corporate bonds	3.772%	1/24/2029		94,323
	MORGAN STANLEY	Corporate bonds	4.431%	1/23/2030		19,545
	MORGAN STANLEY	Corporate bonds	6.296%	10/18/2028		172,395
	MORGAN STANLEY	Corporate bonds	6.342%	10/18/2033		57,629
	MORGAN STANLEY SOFR	Corporate bonds	1.593%	5/4/2027		311,418
	MOTOROLA SOLUTIONS INC	Corporate bonds	2.750%	5/24/2031		80,754
	MOTOROLA SOLUTIONS INC	Corporate bonds	4.600%	5/23/2029		102,787
	MOTOROLA SOLUTIONS INC	Corporate bonds	5.500%	9/1/2044		27,912
	MOTOROLA SOLUTIONS INC	Corporate bonds	5.600%	6/1/2032		33,097
	MOUNT NITTANY MEDICAL CENTER	Corporate bonds	3.799%	11/15/2052		12,848
	MSBAM 15-C25	Corporate bonds	3.372%	10/15/2048		222,632
	NATIONAL RETAIL PPTYS INC	Corporate bonds	3.100%	4/15/2050		38,632
	NATIONAL RETAIL PPTYS INC	Corporate bonds	3.000%	4/15/2052		6,546

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	NATIONWIDE CHILDREN'S HOSPITAL INC	Corporate bonds	4.556%	11/1/2052		17,744
	NEW YORK ST D	Corporate bonds	5.000%	2/15/2031		97,193
	NGPL PIPECO LLC	Corporate bonds	3.250%	7/15/2031		30,909
	NGPL PIPECO LLC	Corporate bonds	4.875%	8/15/2027		81,679
	NGPL PIPECO LLC	Corporate bonds	7.768%	12/15/2037		19,770
	NISSAN MOTOR CO LTD	Corporate bonds	3.043%	9/15/2023		195,954
	NJ TPK	Corporate bonds	2.782%	1/1/2040		7,053
	NJ TRANSP	Corporate bonds	4.131%	6/15/2042		12,048
	NORFOLK SOUTHERN CORP	Corporate bonds	2.550%	11/1/2029		36,003
	NORFOLK SOUTHERN CORP	Corporate bonds	2.900%	6/15/2026		17,773
	NORFOLK SOUTHERN CORP	Corporate bonds	3.150%	6/1/2027		2,789
	NORFOLK SOUTHERN CORP	Corporate bonds	3.400%	11/1/2049		9,334
	NORFOLK SOUTHERN CORP	Corporate bonds	4.550%	6/1/2053		21,730
	NORTHERN NATIONAL GAS CO DEL	Corporate bonds	4.300%	1/15/2049		31,001
	NORTHERN STATES POWER CO (MN)	Corporate bonds	2.600%	6/1/2051		15,212
	NORTHERN STATES POWER CO (MN)	Corporate bonds	2.900%	3/1/2050		37,618
	NORTHERN STATES POWER CO (MN)	Corporate bonds	3.200%	4/1/2052		5,688
	NORTHROP GRUMMAN CORP	Corporate bonds	4.030%	10/15/2047		66,295
	NORTHROP GRUMMAN CORP	Corporate bonds	5.250%	5/1/2050		29,541

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	NORTHWEST FLA TIMBER FIN LLC	Corporate bonds	4.750%	3/4/2029		87,500
	NORTHWEST PIPELINE CORP	Corporate bonds	4.000%	4/1/2027		118,159
	NRG ENERGY INC	Corporate bonds	4.450%	6/15/2029		85,782
	NUCOR CORP	Corporate bonds	4.300%	5/23/2027		53,654
	NVENT FIN SARL	Corporate bonds	2.750%	11/15/2031		21,543
	NVIDIA CORP	Corporate bonds	3.500%	4/1/2050		21,888
	NXP B V/NXP FDG LLC/NXP USA INC	Corporate bonds	3.150%	5/1/2027		27,259
	NXP B V/NXP FDG LLC/NXP USA INC	Corporate bonds	3.250%	11/30/2051		1,863
	NXP B V/NXP FDG LLC/NXP USA INC	Corporate bonds	3.400%	5/2/2030		39,540
	NXP B V/NXP FDG LLC/NXP USA INC	Corporate bonds	4.300%	6/18/2029		195,505
	OHIO POWER CO	Corporate bonds	2.900%	10/1/2051		20,169
	OHIO POWER CO	Corporate bonds	4.000%	6/1/2049		19,715
	ONCOR ELEC DELIVERY CO LLC	Corporate bonds	3.100%	9/15/2049		9,909
	ONCOR ELEC DELIVERY CO LLC	Corporate bonds	3.800%	9/30/2047		17,003
	ONCOR ELEC DELIVERY CO LLC	Corporate bonds	4.550%	9/15/2032		24,475
	ORACLE CORP	Corporate bonds	3.600%	4/1/2050		68,000
	ORACLE CORP	Corporate bonds	3.800%	11/15/2037		342,054
	ORACLE CORP	Corporate bonds	4.000%	11/15/2047		40,199
	PECO ENERGY COMPANY	Corporate bonds	3.050%	3/15/2051		25,958

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	PECO ENERGY COMPANY	Corporate bonds	4.375%	8/15/2052		1,759
	PENSKE TRUCK LEASING CO LP /CORP	Corporate bonds	1.200%	11/15/2025		74,790
	PENSKE TRUCK LEASING CO LP /CORP	Corporate bonds	2.700%	11/1/2024		56,558
	PENSKE TRUCK LEASING CO LP /CORP	Corporate bonds	4.450%	1/29/2026		33,684
	PENSKE TRUCK LEASING CO LP /CORP	Corporate bonds	4.000%	7/15/2025		11,481
	PENSKE TRUCK LEASING CO LP /CORP	Corporate bonds	5.875%	11/15/2027		20,140
	PHILIP MORRIS INTL INC	Corporate bonds	5.125%	11/17/2027		55,402
	PIEDMONT NATURAL GAS CO	Corporate bonds	2.500%	3/15/2031		8,972
	PRESBYTERIAN HEALTHCARE SERVICES	Corporate bonds	4.875%	8/1/2052		18,724
	PROLOGIS LP	Corporate bonds	1.750%	2/1/2031		17,318
	PROLOGIS LP	Corporate bonds	1.750%	7/1/2030		28,354
	PROLOGIS LP	Corporate bonds	2.875%	11/15/2029		40,023
	PROLOGIS LP	Corporate bonds	3.000%	4/15/2050		8,696
	PROLOGIS LP	Corporate bonds	4.625%	1/15/2033		24,202
	PUBLIC SERVICE ELEC & GAS CO	Corporate bonds	2.050%	8/1/2050		8,915
	PUBLIC SERVICE ELEC & GAS CO	Corporate bonds	3.150%	1/1/2050		2,098
	PUBLIC SERVICE ELEC & GAS CO	Corporate bonds	4.900%	12/15/2032		20,036
	QUALCOMM INC	Corporate bonds	5.400%	5/20/2033		91,619
	QUALCOMM INC	Corporate bonds	6.000%	5/20/2053		21,241

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	QUEEN'S HEALTH SYSTEMS/THE	Corporate bonds	4.810%	7/1/2052		22,683
	RAYTHEON TECHNOLOGIES CORP	Corporate bonds	2.820%	9/1/2051		22,672
	RAYTHEON TECHNOLOGIES CORP	Corporate bonds	3.030%	3/15/2052		27,796
	RAYTHEON TECHNOLOGIES CORP	Corporate bonds	3.750%	11/1/2046		33,960
	RAYTHEON TECHNOLOGIES CORP	Corporate bonds	4.125%	11/16/2028		81,354
	RAYTHEON TECHNOLOGIES CORP	Corporate bonds	4.200%	12/15/2044		23,599
	RAYTHEON TECHNOLOGIES CORP	Corporate bonds	4.500%	6/1/2042		5,396
	RAYTHEON TECHNOLOGIES CORP	Corporate bonds	7.200%	8/15/2027		21,959
	RAYTHEON TECHNOLOGIES CORP	Corporate bonds	7.000%	11/1/2028		5,398
	REALTY INCOME CORP	Corporate bonds	3.250%	1/15/2031		19,078
	RELX CAPITAL INC	Corporate bonds	3.500%	3/16/2023		147,402
	REPUBLIC SERVICES INC	Corporate bonds	3.375%	11/15/2027		19,566
	REYNOLDS AMERICAN INC	Corporate bonds	5.850%	8/15/2045		25,554
	ROGERS COMMUNICATIONS INC	Corporate bonds	3.800%	3/15/2032		55,229
	ROGERS COMMUNICATIONS INC	Corporate bonds	4.550%	3/15/2052		11,629
	SABINE PASS LIQUEFACTION LLC	Corporate bonds	5.000%	3/15/2027		255,917
	SALESFORCE INC	Corporate bonds	3.050%	7/15/2061		10,160
	SCHWAB CHARLES CORP	Corporate bonds	4.000%	12/31/2099		9,569
	SEATTLE CHILDREN'S HOSPITAL	Corporate bonds	2.719%	10/1/2050		9,445

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	SERVICENOW INC	Corporate bonds	1.400%	9/1/2030		43,606
	SHERWIN WILLIAMS CO	Corporate bonds	4.500%	6/1/2047		14,266
	SHIRE ACQ INV IRELAND DA	Corporate bonds	3.200%	9/23/2026		230,714
	SOUTHERN CALIFORNIA EDISON CO	Corporate bonds	1.200%	2/1/2026		31,037
	SOUTHERN CALIFORNIA EDISON CO	Corporate bonds	5.950%	11/1/2032		65,509
	SOUTHWESTERN PUBLIC SERVICE CO	Corporate bonds	3.150%	5/1/2050		24,139
	SPECTRUM HEALTH SYSTEM OBLIGATED GROUP	Corporate bonds	3.487%	7/15/2049		29,579
	STATE STREET CORP	Corporate bonds	5.625%	12/31/2099		55,697
	SUNCOR ENERGY INC	Corporate bonds	6.800%	5/15/2038		19,903
	SUNTORY HOLDINGS LTD	Corporate bonds	2.250%	10/16/2024		187,517
	SYNCHRONY FINANCIAL	Corporate bonds	4.500%	7/23/2025		9,586
	T-MOBILE USA INC	Corporate bonds	2.050%	2/15/2028		64,412
	T-MOBILE USA INC	Corporate bonds	3.300%	2/15/2051		80,081
	T-MOBILE USA INC	Corporate bonds	3.750%	4/15/2027		406,897
	TAMPA ELECTRIC CO	Corporate bonds	4.450%	6/15/2049		19,801
	TARGA RES P LP/TARGA RES P FIN	Corporate bonds	4.000%	1/15/2032		84,139
	TARGA RES P LP/TARGA RES P FIN	Corporate bonds	5.000%	1/15/2028		23,849
	TEXAS EASTN TRANSMISSION LP	Corporate bonds	4.150%	1/15/2048		69,765
	TEXAS ELECTRIC MARKET STABILIZATION FUNDING	Corporate bonds	VAR	8/1/2036		132,884

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	TEXTRON INC	Corporate bonds	3.650%	3/15/2027		23,306
	TEXTRON INC	Corporate bonds	3.900%	9/17/2029		45,287
	TEXTRON INC	Corporate bonds	4.000%	3/15/2026		19,235
	THERMO FISHER SCIENTIFIC INC	Corporate bonds	4.950%	11/21/2032		35,493
	TIME WARNER CABLE LLC	Corporate bonds	5.875%	11/15/2040		18,296
	TRANSCONTINENTAL GAS LINE LLC	Corporate bonds	3.950%	5/15/2050		5,323
	TRANSCONTINENTAL GAS LINE LLC	Corporate bonds	4.000%	3/15/2028		88,196
	TRANSCONTINENTAL GAS LINE LLC	Corporate bonds	7.850%	2/1/2026		267,884
	UNION PAC RR CO 14-1 PT TR	Corporate bonds	3.227%	5/14/2026		41,270
	UNION PACIFIC CORP	Corporate bonds	2.891%	4/6/2036		34,175
	UNION PACIFIC CORP	Corporate bonds	2.950%	3/10/2052		1,352
	UNION PACIFIC CORP	Corporate bonds	3.250%	2/5/2050		25,940
	UNION PACIFIC CORP	Corporate bonds	4.500%	9/10/2048		8,697
	UNION PACIFIC CORP	Corporate bonds	4.000%	4/15/2047		18,822
	UNITED AIR 2019-2 B PTT	Corporate bonds	3.500%	11/1/2029		20,950
	UNITED AIRLINES 2015-1 CLASS A PASS THROU	Corporate bonds	VAR	6/1/2029		9,146
	UNITED AIRLINES 2016-2 CLASS AA PASS THRO	Corporate bonds	VAR	4/7/2030		15,638
	UNITED AIRLINES 2019-1 CLASS AA PASS THRO	Corporate bonds	VAR	2/25/2033		20,517
	UNITED AIRLINES 2020-1 CLASS A PASS THROU	Corporate bonds	VAR	4/15/2029		66,238

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	UNITED AIRLS 2016-2 CL B PASS THRU TR	Corporate bonds	3.600%	4/7/2027		46,363
	UNITED AIRLS INC 2018-1 PASS THRU TRS	Corporate bonds	3.500%	9/1/2031		6,985
	UNITED AIRLS INC 2018-1B PASS THRU TR	Corporate bonds	4.600%	9/1/2027		14,446
	UNITED AIRLS INC 2019-2AA PASS THRU TRS	Corporate bonds	2.000%	11/1/2033		27,834
	UNITED AIRLS PASS THRU TR 2016-AA	Corporate bonds	3.100%	1/7/2030		1,327
	UNITED TEC CORP	Corporate bonds	4.150%	5/15/2045		33,346
	UNITEDHEALTH GROUP INC	Corporate bonds	3.750%	10/15/2047		24,650
	UNITEDHEALTH GROUP INC	Corporate bonds	4.750%	7/15/2045		71,169
	UNITEDHEALTH GROUP INC	Corporate bonds	6.050%	2/15/2063		31,469
	VERIZON COMMUNICATIONS INC	Corporate bonds	2.355%	3/15/2032		64,209
	VERIZON COMMUNICATIONS INC	Corporate bonds	2.550%	3/21/2031		46,052
	VERIZON COMMUNICATIONS INC	Corporate bonds	2.987%	10/30/2056		57,960
	VERIZON COMMUNICATIONS INC	Corporate bonds	3.150%	3/22/2030		331,572
	VERIZON COMMUNICATIONS INC	Corporate bonds	3.700%	3/22/2061		39,059
	VERIZON COMMUNICATIONS INC	Corporate bonds	3.875%	2/8/2029		91,012
	VERIZON COMMUNICATIONS INC	Corporate bonds	4.016%	12/3/2029		108,350
	VERIZON GLBL	Corporate bonds	5.850%	9/15/2035		40,510
	VICI PROPERTIES LP / VICI NOTE CO INC	Corporate bonds	3.750%	2/15/2027		12,708
	VICI PROPERTIES LP / VICI NOTE CO INC	Corporate bonds	4.250%	12/1/2026		69,969

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	VICI PROPERTIES LP / VICI NOTE CO INC	Corporate bonds	4.500%	9/1/2026		4,705
	VICI PROPERTIES LP / VICI NOTE CO INC	Corporate bonds	4.625%	6/15/2025		6,711
	VICI PROPERTIES LP	Corporate bonds	4.375%	5/15/2025		19,397
	VICI PROPERTIES LP	Corporate bonds	4.750%	2/15/2028		52,177
	VICI PROPERTIES LP	Corporate bonds	4.950%	2/15/2030		66,634
	VIRGINIA ELECTRIC AND POWER CO	Corporate bonds	4.200%	5/15/2045		19,506
	VIRGINIA ELECTRIC AND POWER CO	Corporate bonds	6.000%	5/15/2037		43,444
	VISTRA OPERATIONS CO LLC	Corporate bonds	5.125%	5/13/2025		55,730
	VMWARE INC	Corporate bonds	2.200%	8/15/2031		36,425
	VMWARE INC	Corporate bonds	3.900%	8/21/2027		55,064
	WASTE MANAGEMENT INC DEL	Corporate bonds	2.950%	6/1/2041		8,906
	WELLS FARGO & CO NEW	Corporate bonds	2.879%	10/30/2030		31,428
	WESTERN DIGITAL CORP	Corporate bonds	2.850%	2/1/2029		14,700
	WESTLAKE CORP	Corporate bonds	3.375%	8/15/2061		14,153
	WILLIAMS COS INC	Corporate bonds	5.300%	8/15/2052		17,883
					Total Corporate Bonds	25,275,405

	FANNIE MAE	U.S. Government Agencies	1.550%	8/24/2035		52,192
	FANNIE MAE	U.S. Government Agencies	VAR	1/25/2032		144,764

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FANNIEMAE-ACES 22-M8 A2	U.S. Government Agencies	VAR	12/25/2031		92,037
	FED HOME LN MTG CORP	U.S. Government Agencies	1.460%	8/17/2035		47,420
	FED HOME LN MTG CORP	U.S. Government Agencies	1.720%	49940		98,495
	FEDERAL FARM CREDIT BANKS	U.S. Government Agencies	3.220%	1/2/2029		175,191
	FEDERAL FARM CREDIT BANKS	U.S. Government Agencies	3.500%	9/1/2032		27,822
	FEDERAL FARM CREDIT BANKS	U.S. Government Agencies	3.875%	9/20/2032		42,829
	FEDERAL HOME LN MTG CORP CTFS GTD 2014 SE	U.S. Government Agencies	VAR	4/15/2044		232,180
	FEDERAL HOME LN MTG MLT CTF GT	U.S. Government Agencies	1.364%	12/25/2029		20,277
	FEDERAL HOME LN MTG MLT CTF GT	U.S. Government Agencies	2.590%	1/25/2032		64,615
	FEDERAL HOME LN MTG MLT CTF GT	U.S. Government Agencies	3.370%	7/25/2025		207,848
	FEDERAL HOME LN MTG MLT CTF GT	U.S. Government Agencies	3.500%	7/25/2032		54,563
	FEDERAL HOME LN MTG MLT CTF GT	U.S. Government Agencies	3.780%	11/25/2032		56,879
	FEDERAL HOME LN MTG MLT CTF GT	U.S. Government Agencies	VAR	10/25/2030		29,225
	FEDERAL HOME LOAN BANKS	U.S. Government Agencies	0.920%	2/26/2027		117,174
	FEDERAL NAT MTG ASN GTD REM PA	U.S. Government Agencies	VAR	12/25/2040		170
	FEDERAL NAT MTG ASN GTD REM PA	U.S. Government Agencies	2.151%	4/25/2032		78,089
	FEDERAL NAT MTG ASN GTD REM PA	U.S. Government Agencies	VAR	1/1/2034		100,689
	FEDERAL NAT MTG ASN GTD REM PA	U.S. Government Agencies	4.000%	2/25/2041		201,460
	FEDERAL NAT MTG ASN GTD REM PA	U.S. Government Agencies	5.500%	5/25/2045		43,603

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FEDERAL NATL MTG AS GTD RE PTT	U.S. Government Agencies	4.000%	8/25/2033		299,932
	GNII #004292	U.S. Government Agencies	6.500%	11/20/2038		2,057
	GNII II #004922	U.S. Government Agencies	4.000%	1/20/2041		12,582
	GNII II #004800	U.S. Government Agencies	4.000%	9/20/2040		1,541
	GNII II #004833	U.S. Government Agencies	4.000%	10/20/2040		1,739
	GNII II #004882	U.S. Government Agencies	4.000%	12/20/2040		18,285
	GNII II #004617	U.S. Government Agencies	4.500%	1/20/2040		1,794
	GNII II #004636	U.S. Government Agencies	4.500%	2/20/2040		1,499
	GNII II #004696	U.S. Government Agencies	4.500%	5/20/2040		95
	GNII II #005115	U.S. Government Agencies	4.500%	7/20/2041		58,155
	GNII II #004771	U.S. Government Agencies	4.500%	8/20/2040		3,227
	GNII II #004598	U.S. Government Agencies	4.500%	12/20/2039		1,498
	GNII II #005018	U.S. Government Agencies	5.000%	4/20/2041		4,501
	GNII II #005056	U.S. Government Agencies	5.000%	5/20/2041		1,138
	GNII II #005083	U.S. Government Agencies	5.000%	6/20/2041		7,298
	GNII II #005116	U.S. Government Agencies	5.000%	7/20/2041		6,473
	GNII II #004559	U.S. Government Agencies	5.000%	10/20/2039		50,985
	GNII II #004223	U.S. Government Agencies	6.500%	8/20/2038		5,410
	GNII II #MA7136	U.S. Government Agencies	2.500%	1/20/2051		173,183

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	GNII II #MA7367	U.S. Government Agencies	2.500%	5/20/2051		333,421
	GNII II #MA7472	U.S. Government Agencies	2.500%	7/20/2051		148,708
	GNII II #MA6865	U.S. Government Agencies	2.500%	9/20/2050		464,424
	GNII II #MA7705	U.S. Government Agencies	2.500%	11/20/2051		276,578
	GNII II #MA7254	U.S. Government Agencies	2.000%	3/20/2051		126,919
	GNII II #MA7311	U.S. Government Agencies	2.000%	4/20/2051		334,754
	GNII II #MA7366	U.S. Government Agencies	2.000%	5/20/2051		299,235
	GNII II #MA6930	U.S. Government Agencies	2.000%	10/20/2050		297,026
	GNII II #MA2960	U.S. Government Agencies	3.000%	7/20/2045		222,278
	GNII II #MA3104	U.S. Government Agencies	3.000%	9/20/2045		118,012
	GNII II #MA4321	U.S. Government Agencies	3.500%	3/20/2047		300,173
	GNII II #MA3597	U.S. Government Agencies	3.500%	4/20/2046		276,757
	GNII II #MA3034	U.S. Government Agencies	3.500%	8/20/2045		391,458
	GNII II #MA3173	U.S. Government Agencies	3.500%	10/20/2045		33,711
	GNII II #MA4261	U.S. Government Agencies	3.000%	2/20/2047		256,865
	GNII II #MA6089	U.S. Government Agencies	3.000%	8/20/2049		349,754
	GNII II #MA1678	U.S. Government Agencies	4.000%	2/20/2044		173,139
	GNII II #MA5331	U.S. Government Agencies	4.500%	7/20/2048		97,688
	GNII II #MA5466	U.S. Government Agencies	4.000%	9/20/2048		101,783

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	GNMA #728627	U.S. Government Agencies	4.500%	1/15/2040		3,754
	GNMA #738019	U.S. Government Agencies	4.500%	2/15/2041		3,278
	GNMA #745793	U.S. Government Agencies	4.500%	7/15/2040		6,829
	GNMA #783609	U.S. Government Agencies	4.500%	10/15/2040		19,838
	GNMA #783610	U.S. Government Agencies	4.500%	11/15/2041		15,577
	GNMA #782557	U.S. Government Agencies	5.000%	1/15/2039		24,446
	GNMA #782619	U.S. Government Agencies	5.000%	4/15/2039		17,516
	GNMA #782958	U.S. Government Agencies	5.000%	5/15/2040		7,386
	GNMA #783571	U.S. Government Agencies	5.000%	12/15/2033		8,281
	GNMA #781590	U.S. Government Agencies	5.500%	4/15/2033		1,377
	GNMA #689835	U.S. Government Agencies	6.500%	8/15/2038		4,431
	GNMA #782510	U.S. Government Agencies	6.500%	12/15/2038		4,003
	GNMA 30YR #615516	U.S. Government Agencies	4.500%	9/15/2033		4,397
	GNMA 30YR #762838	U.S. Government Agencies	4.000%	3/15/2041		8,767
	GNMA 30YR #499416	U.S. Government Agencies	6.000%	2/15/2029		115
	GNMA #759138	U.S. Government Agencies	4.000%	1/15/2041		17,547
	GNMA II #783590	U.S. Government Agencies	4.500%	6/20/2041		10,842
	GNMA II #783584	U.S. Government Agencies	4.500%	7/20/2041		9,059
	GNMA II #MA8427	U.S. Government Agencies	4.500%	11/20/2052		91,980

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	GNMA II #MA8428	U.S. Government Agencies	5.000%	11/20/2052		74,220
					Total U.S. Government Agencies	7,475,240

	CA ST	State and Local Obligations	7.500%	4/1/2034		24,161
	CA ST	State and Local Obligations	7.550%	4/1/2039		31,291
	HOUSTON TX	State and Local Obligations	3.961%	3/1/2047		25,865
	LA CA DWAP TAXM	State and Local Obligations	6.574%	7/1/2045		64,743
	OK ST DFA	State and Local Obligations	4.623%	6/1/2044		13,905
	UNIV CA MED CTR	State and Local Obligations	4.132%	5/15/2032		46,578
	UNIV CAL REV	State and Local Obligations	2.650%	5/15/2050		12,289
	UNIV CAL REV	State and Local Obligations	4.767%	5/15/2115		81,582
	UNIV MICH REVS	State and Local Obligations	3.504%	4/1/2052		27,257
					Total State and Local Obligations	327,671

	FHLB	Agency mortgage backed securities	5.500%	7/15/2036		269,080
	FHLG #G01838	Agency mortgage backed securities	5.000%	7/1/2035		26,540
	FHLG #G01840	Agency mortgage backed securities	5.000%	7/1/2035		21,320
	FHLG 15YR #V60770	Agency mortgage backed securities	2.500%	3/1/2030		13,478
	FHLG 15YR #J31418	Agency mortgage backed securities	2.500%	5/1/2030		15,120

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FHLG 15YR #V60796	Agency mortgage backed securities	2.500%	5/1/2030		20,913
	FHLG 15YR #J32204	Agency mortgage backed securities	2.500%	7/1/2030		5,243
	FHLG 15YR #J32209	Agency mortgage backed securities	2.500%	7/1/2030		4,785
	FHLG 15YR #J32491	Agency mortgage backed securities	2.500%	7/1/2030		1,213
	FHLG 15YR #V60905	Agency mortgage backed securities	2.500%	7/1/2030		1,499
	FHLG 15YR #V60886	Agency mortgage backed securities	2.500%	8/1/2030		22,674
	FHLG 15YR #V60902	Agency mortgage backed securities	2.500%	8/1/2030		19,083
	FHLG 15YR #V60903	Agency mortgage backed securities	2.500%	9/1/2030		18,201
	FHLG 15YR #V60904	Agency mortgage backed securities	2.500%	9/1/2030		35,168
	FHLG 15YR #RC1887	Agency mortgage backed securities	2.000%	3/1/2036		469,697
	FHLG 15YR #QN7685	Agency mortgage backed securities	2.000%	9/1/2036		243,928
	FHLG 15YR #V60696	Agency mortgage backed securities	3.000%	1/1/2030		6,344
	FHLG 15YR #V60724	Agency mortgage backed securities	3.000%	1/1/2030		7,758
	FHLG 15YR #G15520	Agency mortgage backed securities	3.000%	7/1/2030		26,539
	FHLG 15YR #V60908	Agency mortgage backed securities	3.000%	8/1/2030		33,960
	FHLG 15YR #V60909	Agency mortgage backed securities	3.000%	8/1/2030		5,898
	FHLG 15YR #J32436	Agency mortgage backed securities	3.000%	8/1/2030		3,444
	FHLG 15YR #J31689	Agency mortgage backed securities	3.000%	5/1/2030		28,149
	FHLG 15YR #V60840	Agency mortgage backed securities	3.000%	6/1/2030		36,057

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FHLG 15YR #J32181	Agency mortgage backed securities	3.000%	7/1/2030		3,646
	FHLG 30YR	Agency mortgage backed securities	2.500%	10/1/2051		228,043
	FHLG 30YR #RA6388	Agency mortgage backed securities	2.500%	12/1/2051		231,376
	FHLG 30YR #SD8150	Agency mortgage backed securities	2.000%	6/1/2051		403,143
	FHLG 30YR	Agency mortgage backed securities	2.000%	7/1/2051		1,995,863
	FHLG 30YR #Q14866	Agency mortgage backed securities	3.000%	1/1/2043		25,534
	FHLG 30YR #Q16403	Agency mortgage backed securities	3.000%	3/1/2043		15,135
	FHLG 30YR #Q16567	Agency mortgage backed securities	3.000%	3/1/2043		26,507
	FHLG 30YR #Q16673	Agency mortgage backed securities	3.000%	3/1/2043		19,523
	FHLG 30YR #G07550	Agency mortgage backed securities	3.000%	8/1/2043		107,133
	FHLG 30YR #Q17095	Agency mortgage backed securities	3.000%	4/1/2343		27,357
	FHLG 30YR #ZT1476	Agency mortgage backed securities	3.500%	2/1/2048		45,113
	FHLG 30YR #SD0494	Agency mortgage backed securities	3.500%	6/1/2049		198,129
	FHLG 30YR #SD0493	Agency mortgage backed securities	3.500%	6/1/2048		105,989
	FHLG 30YR #Q20021	Agency mortgage backed securities	3.500%	7/1/2043		36,418
	FHLG 30YR #V83224	Agency mortgage backed securities	3.500%	7/1/2047		114,936
	FHLG 30YR #V80355	Agency mortgage backed securities	3.500%	8/1/2043		28,218
	FHLG 30YR #SD0491	Agency mortgage backed securities	3.500%	8/1/2049		188,557
	FHLG 30YR #Q36302	Agency mortgage backed securities	3.500%	9/1/2045		4,545

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FHLG 30YR #G08784	Agency mortgage backed securities	3.500%	10/1/2047		233,218
	FHLG 30YR #SD8243	Agency mortgage backed securities	3.500%	9/1/2052		193,848
	FHLG 30YR #SD0496	Agency mortgage backed securities	3.000%	2/1/2047		169,624
	FHLG 30YR #SD0497	Agency mortgage backed securities	3.000%	12/1/2043		305,273
	FHLG 30YR #G08624	Agency mortgage backed securities	4.000%	1/1/2045		40,227
	FHLG 30YR #G07786	Agency mortgage backed securities	4.000%	8/1/2044		30,845
	FHLG 30YR #G08672	Agency mortgage backed securities	4.000%	10/1/2045		30,851
	FHLG 30YR #Q24894	Agency mortgage backed securities	4.500%	2/1/2044		8,958
	FHLG 30YR #Q00804	Agency mortgage backed securities	4.500%	5/1/2041		8,290
	FHLG 30YR #Q00959	Agency mortgage backed securities	4.500%	5/1/2041		9,142
	FHLG 30YR #Q27375	Agency mortgage backed securities	4.500%	7/1/2944		6,506
	FHLG 30YR #G60198	Agency mortgage backed securities	4.500%	9/1/2044		33,481
	FHLG 30YR #Q29187	Agency mortgage backed securities	4.500%	10/1/2044		2,000
	FHLG 30YR	Agency mortgage backed securities	4.500%	12/1/2039		5,160
	FHLG 30YR #G60018	Agency mortgage backed securities	4.500%	12/1/2043		18,290
	FHLG 30YR #SD0478	Agency mortgage backed securities	4.000%	1/1/2045		19,412
	FHLG 30YR #SD0490	Agency mortgage backed securities	4.000%	1/1/2045		166,397
	FHLG 30YR #Q31644	Agency mortgage backed securities	4.000%	2/1/2045		258,354
	FHLG 30YR #A97420	Agency mortgage backed securities	4.000%	3/1/2041		114,215

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FHLG 30YR #SD0489	Agency mortgage backed securities	4.000%	4/1/2048		142,239
	FHLG 30YR #SD0503	Agency mortgage backed securities	4.000%	4/1/2048		136,502
	FHLG 30YR #SD0492	Agency mortgage backed securities	4.000%	8/1/2048		5,669
	FHLG 30YR #SD0507	Agency mortgage backed securities	4.000%	9/1/2045		264,163
	FHLG 30YR #G07962	Agency mortgage backed securities	5.000%	11/1/2041		38,209
	FHLG 30YR #G07642	Agency mortgage backed securities	5.000%	10/1/2041		13,620
	FHLG 30YR #A71746	Agency mortgage backed securities	5.500%	1/1/2038		25,392
	FHLG 30YR #G07553	Agency mortgage backed securities	5.500%	6/1/2041		9,075
	FHLG 30YR #A81740	Agency mortgage backed securities	5.500%	9/1/2038		43,639
	FHLG 30YR #G07613	Agency mortgage backed securities	6.000%	4/1/2039		18,176
	FHLG #G60148	Agency mortgage backed securities	4.500%	7/1/2045		29,255
	FHR 2014-4316 XZ	Agency mortgage backed securities	4.500%	3/15/2044		246,089
	FNMA #AB1226	Agency mortgage backed securities	4.500%	7/1/2040		2,423
	FNMA #AD7992	Agency mortgage backed securities	4.500%	7/1/2040		6,355
	FNMA #AD8036	Agency mortgage backed securities	4.500%	8/1/2040		25,226
	FNMA #AE3049	Agency mortgage backed securities	4.500%	9/1/2040		144,784
	FNMA #AL2482	Agency mortgage backed securities	4.500%	9/1/2042		7,796
	FNMA #676654	Agency mortgage backed securities	5.500%	1/1/2033		20,787
	FNMA #676661	Agency mortgage backed securities	5.500%	1/1/2033		19,272

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FNMA #735989	Agency mortgage backed securities	5.500%	2/1/2035		1,138
	FNMA #555424	Agency mortgage backed securities	5.500%	5/1/2033		20,861
	FNMA #555591	Agency mortgage backed securities	5.500%	7/1/2033		9,554
	FNMA #995113	Agency mortgage backed securities	5.500%	9/1/2036		38,892
	FNMA #254548	Agency mortgage backed securities	5.500%	12/1/2032		27,216
	FNMA #889529	Agency mortgage backed securities	6.000%	3/1/2038		2,779
	FNMA #889466	Agency mortgage backed securities	6.000%	5/1/2038		5,848
	FNMA #889983	Agency mortgage backed securities	6.000%	10/1/2038		4,109
	FNMA #AL1704	Agency mortgage backed securities	6.500%	5/1/2040		23,406
	FNMA #AT2037	Agency mortgage backed securities	3.000%	4/1/2043		6,864
	FNMA 15YR #AL1938	Agency mortgage backed securities	4.000%	12/1/2026		9,266
	FNMA 15YR #AL2683	Agency mortgage backed securities	4.000%	9/1/2026		14,191
	FNMA 15YR	Agency mortgage backed securities	1.500%	5/1/2037		185,110
	FNMA 15YR #FM8851	Agency mortgage backed securities	1.500%	9/1/2036		446,185
	FNMA 15YR #AQ1292	Agency mortgage backed securities	2.500%	2/1/2028		8,028
	FNMA 15YR #AY3416	Agency mortgage backed securities	2.500%	4/1/2030		10,453
	FNMA 15YR #AY0828	Agency mortgage backed securities	2.500%	5/1/2030		5,741
	FNMA 15YR #AS5093	Agency mortgage backed securities	2.500%	6/1/2030		14,524
	FNMA 15YR #AS5147	Agency mortgage backed securities	2.500%	6/1/2030		9,632

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FNMA 15YR #AS5407	Agency mortgage backed securities	2.500%	7/1/2030		23,499
	FNMA 15YR #AZ2170	Agency mortgage backed securities	2.500%	7/1/2030		6,786
	FNMA 15YR #AS5548	Agency mortgage backed securities	2.500%	8/1/2030		9,950
	FNMA 15YR #AS5551	Agency mortgage backed securities	2.500%	8/1/2030		10,979
	FNMA 15YR #AS5618	Agency mortgage backed securities	2.500%	8/1/2030		11,541
	FNMA 15YR #AY8440	Agency mortgage backed securities	2.500%	8/1/2030		171,647
	FNMA 15YR #AS5614	Agency mortgage backed securities	2.500%	8/1/2030		13,781
	FNMA 15YR #AS5786	Agency mortgage backed securities	2.500%	9/1/2030		13,695
	FNMA 15YR #AS5872	Agency mortgage backed securities	2.500%	9/1/2030		18,064
	FNMA 15YR #MA4536	Agency mortgage backed securities	2.000%	2/1/2037		231,444
	FNMA 15YR #FM7771	Agency mortgage backed securities	2.000%	7/1/2036		25,569
	FNMA 15YR #AL6144	Agency mortgage backed securities	3.000%	1/1/2030		82,251
	FNMA 15YR #AL6583	Agency mortgage backed securities	3.000%	3/1/2030		21,186
	FNMA 15YR #AL6584	Agency mortgage backed securities	3.000%	4/1/2030		17,295
	FNMA 15YR #AS2676	Agency mortgage backed securities	3.000%	6/1/2029		16,962
	FNMA 15YR #AX9701	Agency mortgage backed securities	3.000%	7/1/2030		18,981
	FNMA 15YR #AZ2297	Agency mortgage backed securities	3.000%	7/1/2030		2,632
	FNMA 15YR #AL7139	Agency mortgage backed securities	3.000%	7/1/2030		14,490
	FNMA 15YR #AL7225	Agency mortgage backed securities	3.000%	8/1/2030		25,279

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FNMA 15YR #AL7227	Agency mortgage backed securities	3.000%	8/1/2030		20,623
	FNMA 15YR #AS5623	Agency mortgage backed securities	3.000%	8/1/2030		18,684
	FNMA 15YR #AX3298	Agency mortgage backed securities	3.000%	8/1/2030		3,561
	FNMA 15YR #AZ8597	Agency mortgage backed securities	3.000%	8/1/2030		1,440
	FNMA 15YR #AS5622	Agency mortgage backed securities	3.000%	8/1/2030		17,431
	FNMA 15YR #AS3220	Agency mortgage backed securities	3.000%	9/1/2029		15,253
	FNMA 15YR #AS3355	Agency mortgage backed securities	3.000%	9/1/2029		14,065
	FNMA 15YR #AZ5719	Agency mortgage backed securities	3.000%	9/1/2030		7,616
	FNMA 15YR #AS5714	Agency mortgage backed securities	3.000%	9/1/2030		15,442
	FNMA 15YR #AL4922	Agency mortgage backed securities	3.500%	2/1/2029		14,220
	FNMA 15YR #AB3251	Agency mortgage backed securities	3.500%	7/1/2026		40,698
	FNMA 15YR #AL5884	Agency mortgage backed securities	3.500%	8/1/2029		49,136
	FNMA 15YR #AS5708	Agency mortgage backed securities	3.500%	8/1/2030		14,858
	FNMA 15YR #AW0937	Agency mortgage backed securities	3.000%	4/1/2029		14,671
	FNMA 15YR #AW1247	Agency mortgage backed securities	3.000%	5/1/2029		18,954
	FNMA 15YR #AZ7833	Agency mortgage backed securities	3.000%	8/1/2030		3,552
	FNMA 15YR #AS5728	Agency mortgage backed securities	3.000%	9/1/2030		18,266
	FNMA 15YR #AL6761	Agency mortgage backed securities	3.000%	5/1/2030		10,019
	FNMA 15YR #AX9700	Agency mortgage backed securities	3.000%	7/1/2030		3,829

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FNMA 15YR #AL5956	Agency mortgage backed securities	4.000%	5/1/2027		13,365
	FNMA 15YR #AE0812	Agency mortgage backed securities	5.000%	7/1/2025		190
	FNMA 20YR #AE0096	Agency mortgage backed securities	5.500%	7/1/2025		3,452
	FNMA #AT2040	Agency mortgage backed securities	3.000%	4/1/2043		19,876
	FNMA #AT2043	Agency mortgage backed securities	3.000%	4/1/2043		26,659
	FNMA #AB9462	Agency mortgage backed securities	3.000%	5/1/2043		39,717
	FNMA #AB9662	Agency mortgage backed securities	3.000%	6/1/2043		45,168
	FNMA #AR7568	Agency mortgage backed securities	3.000%	3/1/2043		13,302
	FNMA #AR7576	Agency mortgage backed securities	3.000%	3/1/2043		24,988
	FNMA #AR8630	Agency mortgage backed securities	3.000%	4/1/2043		20,207
	FNMA 30YR #MA4397	Agency mortgage backed securities	1.500%	8/1/2051		222,093
	FNMA 30YR #FS2043	Agency mortgage backed securities	2.500%	4/1/2052		410,209
	FNMA 30YR	Agency mortgage backed securities	2.500%	6/1/2051		220,425
	FNMA 30YR #MA4379	Agency mortgage backed securities	2.500%	7/1/2051		1,607,504
	FNMA 30YR #MA4399	Agency mortgage backed securities	2.500%	8/1/2051		176,229
	FNMA 30YR #MA4466	Agency mortgage backed securities	2.500%	11/1/2051		647,480
	FNMA 30YR #FM5362	Agency mortgage backed securities	2.500%	12/1/2050		310,760
	FNMA 30YR	Agency mortgage backed securities	2.500%	12/1/2051		276,430
	FNMA 30YR #FS0461	Agency mortgage backed securities	2.000%	1/1/2052		366,963

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FNMA 30YR	Agency mortgage backed securities	2.000%	5/1/2051		1,373,430
	FNMA 30YR #FM8446	Agency mortgage backed securities	2.000%	8/1/2051		222,760
	FNMA 30YR #MA4398	Agency mortgage backed securities	2.000%	8/1/2051		452,759
	FNMA 30YR #MA4413	Agency mortgage backed securities	2.000%	9/1/2051		270,028
	FNMA 30YR	Agency mortgage backed securities	2.000%	11/1/2051		294,001
	FNMA 30YR #AB7458	Agency mortgage backed securities	3.000%	1/1/2043		23,226
	FNMA 30YR #AB7497	Agency mortgage backed securities	3.000%	1/1/2043		25,107
	FNMA 30YR #AB7567	Agency mortgage backed securities	3.000%	1/1/2043		23,062
	FNMA 30YR #AB7755	Agency mortgage backed securities	3.000%	1/1/2043		25,858
	FNMA 30YR #AB8701	Agency mortgage backed securities	3.000%	3/1/2043		32,553
	FNMA 30YR #AB8712	Agency mortgage backed securities	3.000%	3/1/2043		8,308
	FNMA 30YR #AB8830	Agency mortgage backed securities	3.000%	3/1/2043		20,109
	FNMA 30YR #AR9218	Agency mortgage backed securities	3.000%	3/1/2043		19,464
	FNMA 30YR	Agency mortgage backed securities	3.000%	4/1/2043		26,170
	FNMA 30YR #AB8924	Agency mortgage backed securities	3.000%	4/1/2043		23,601
	FNMA 30YR #AB9341	Agency mortgage backed securities	3.000%	5/1/2043		71,149
	FNMA 30YR #AB7271	Agency mortgage backed securities	3.000%	12/1/2042		21,982
	FNMA 30YR #AB7425	Agency mortgage backed securities	3.000%	12/1/2042		18,216
	FNMA 30YR #MA3939	Agency mortgage backed securities	3.500%	2/1/2050		98,655

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FNMA 30YR #MA3305	Agency mortgage backed securities	3.500%	3/1/2048		103,568
	FNMA 30YR #MA3332	Agency mortgage backed securities	3.500%	4/1/2048		149,495
	FNMA 30YR #FM5295	Agency mortgage backed securities	3.500%	4/1/2048		48,240
	FNMA 30YR #890877	Agency mortgage backed securities	3.500%	7/1/2048		119,436
	FNMA 30YR #FM5665	Agency mortgage backed securities	3.500%	8/1/2048		59,982
	FNMA 30YR #FM3278	Agency mortgage backed securities	3.500%	11/1/2048		36,104
	FNMA 30YR #FM1001	Agency mortgage backed securities	3.500%	11/1/2048		52,167
	FNMA 30YR #MA1363	Agency mortgage backed securities	3.000%	2/1/2043		48,366
	FNMA 30YR #BM1145	Agency mortgage backed securities	3.000%	3/1/2043		169,232
	FNMA 30YR #FM5291	Agency mortgage backed securities	3.000%	7/1/2046		108,040
	FNMA 30YR #FM5289	Agency mortgage backed securities	3.000%	8/1/2050		321,439
	FNMA 30YR #BD6718	Agency mortgage backed securities	3.000%	9/1/2046		8,098
	FNMA 30YR #BC4752	Agency mortgage backed securities	3.000%	10/1/2046		128,037
	FNMA 30YR #BD6102	Agency mortgage backed securities	3.000%	10/1/2046		15,784
	FNMA 30YR #BD6533	Agency mortgage backed securities	3.000%	10/1/2046		34,336
	FNMA 30YR	Agency mortgage backed securities	3.000%	10/1/2052		121,540
	FNMA 30YR #AS8487	Agency mortgage backed securities	3.000%	12/1/2046		158,350
	FNMA 30YR #AS8489	Agency mortgage backed securities	3.000%	12/1/2046		142,882
	FNMA 30YR #AB9016	Agency mortgage backed securities	3.000%	4/1/2043		26,344

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FNMA 30YR #AZ4782	Agency mortgage backed securities	4.000%	10/1/2045		36,948
	FNMA 30YR #AL5097	Agency mortgage backed securities	4.500%	9/1/2043		45,315
	FNMA 30YR #AL5231	Agency mortgage backed securities	4.500%	9/1/2042		25,955
	FNMA 30YR #AL2499	Agency mortgage backed securities	4.500%	1/1/2042		152,049
	FNMA 30YR #AL6302	Agency mortgage backed securities	4.500%	10/1/2041		27,216
	FNMA 30YR #AB3314	Agency mortgage backed securities	4.500%	7/1/2041		1,816
	FNMA 30YR #MA3444	Agency mortgage backed securities	4.500%	8/1/2048		33,827
	FNMA 30YR #MA4784	Agency mortgage backed securities	4.500%	10/1/2052		137,604
	FNMA 30YR #AS5952	Agency mortgage backed securities	4.500%	10/1/2045		32,815
	FNMA 30YR #FM5296	Agency mortgage backed securities	4.000%	1/1/2049		33,640
	FNMA 30YR #MA3521	Agency mortgage backed securities	4.000%	11/1/2048		29,648
	FNMA 30YR #FM2972	Agency mortgage backed securities	4.000%	12/1/2044		441,697
	FNMA 30YR #MA4761	Agency mortgage backed securities	5.000%	9/1/2052		110,244
	FNMA 30YR #BK7881	Agency mortgage backed securities	5.000%	10/1/2048		51,575
	FNMA 30YR #AL4141	Agency mortgage backed securities	6.000%	4/1/2040		25,810
	FNMA 30YR #AL4142	Agency mortgage backed securities	6.000%	6/1/2041		10,306
	FNMA 30YR #AE0823	Agency mortgage backed securities	6.000%	9/1/2040		2,605
	FNMAP	Agency mortgage backed securities	VAR	5/15/2030		236,960
	FREDDIE MAC	Agency mortgage backed securities	VAR	3/15/2031		14,133

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FREDDIE MAC	Agency mortgage backed securities	VAR	9/15/2029		52,409
	SARM 04-13 2A1 1ML+30	Agency mortgage backed securities	VAR	9/25/2034		15,954
	SCRT 2018-2 MA	Agency mortgage backed securities	3.500%	11/25/2057		37,928
					Total Agency Mortgage Backed Securities	20,779,513

	AMERICAN EXPRESS CR ACC MST TR	Asset and other mortgage backed securities	3.750%	8/15/2027		63,595
	ANGEL OAK MTG TR 2022-1	Asset and other mortgage backed securities	VAR	12/25/2066		71,721
	BA CR CARD TR	Asset and other mortgage backed securities	5.000%	4/17/2028		205,144
	BANK 2019	Asset and other mortgage backed securities	3.626%	12/15/2052		54,428
	BBCMS MTG TR 2018-C2	Asset and other mortgage backed securities	VAR	12/15/2051		88,605
	BX 2021-MFM1 A 1ML+0	Asset and other mortgage backed securities	VAR	1/15/2034		77,414
	BX COML MTG TR 2021-CIP 1ML+92.1	Asset and other mortgage backed securities	VAR	12/15/2038		115,787
	BX COMMERCIAL MORTGAGE TRUST 2020-VIV4 2.	Asset and other mortgage backed securities	VAR	3/9/2044		145,840
	BX TR 2019-OC11	Asset and other mortgage backed securities	4.075%	12/9/2041		47,921
	BX TR 2021-ARIA 1ML+89.91	Asset and other mortgage backed securities	VAR	10/15/2036		233,018
	CANTOR COMMERCIAL REAL ESTATE LENDING 201	Asset and other mortgage backed securities	VAR	1/15/2053		29,917
	CAPITAL ONE MULTI-ASST EXEC TR	Asset and other mortgage backed securities	3.490%	5/15/2027		136,245
	CAPITAL ONE MULTI-ASST EXEC TR	Asset and other mortgage backed securities	4.950%	10/15/2027		309,607
	CARMAX AUTO OWNER TR 2022-2	Asset and other mortgage backed securities	2.810%	5/15/2025		118,355

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	CHASE HOME LENDING MORTGAGE TRUST 2019-AT	Asset and other mortgage backed securities	VAR	7/25/2049		14,221
	CIM TRUST 2019-INV3	Asset and other mortgage backed securities	2.773%	8/25/2049		42,718
	CITIGROUP COMMERCIAL MORTGAGE TRUST 2013-	Asset and other mortgage backed securities	VAR	5/10/2035		196,608
	COLLEGE AVE STUDENT LOANS 2021-C LLC 2.32	Asset and other mortgage backed securities	VAR	7/26/2055		73,851
	COMM 2013-GAM MTG TR	Asset and other mortgage backed securities	3.367%	2/10/2028		142,079
	COMM 2015-CR23 A4	Asset and other mortgage backed securities	3.497%	5/10/2048		175,886
	COMM 2015-CR25 A3	Asset and other mortgage backed securities	3.505%	8/10/2048		102,607
	COMM 2015-CR26 A4	Asset and other mortgage backed securities	3.630%	10/10/2048		42,750
	COMM 2015-DC1 MTG TR	Asset and other mortgage backed securities	3.350%	2/10/2048		80,957
	CREDIT ACCEP AUTO LN TR 2020-2	Asset and other mortgage backed securities	1.370%	7/16/2029		57,565
	CREDIT ACCEPTANCE AUTO LOAN TRUST 2021-2	Asset and other mortgage backed securities	VAR	2/15/2030		346,210
	CSAIL 2019-C15 COML MTG TR	Asset and other mortgage backed securities	4.053%	3/15/2052		88,044
	CSMC 2020-NET	Asset and other mortgage backed securities	2.257%	8/15/2037		139,787
	CSMC TRUST 2017-CALI	Asset and other mortgage backed securities	3.431%	11/10/2032		293,676
	DBWF 2018-GLKS MORTGAGE TRUST 1ML+	Asset and other mortgage backed securities	VAR	12/19/2030		266,721
	ENTERPRISE FLEET FING 2022-3 LLC	Asset and other mortgage backed securities	4.290%	7/20/2029		47,877
	EXTENDED STAY AMER TR 2021-ESH A 1ML+108	Asset and other mortgage backed securities	VAR	7/15/2038		142,204
	FLAGSTAR MORTGAGE TRUST 2019-1 1ML+	Asset and other mortgage backed securities	VAR	10/25/2049		33,954
	FORD CR AUTO OWNER TR 2022D	Asset and other mortgage backed securities	5.270%	5/17/2027		33,347

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FORD CREDIT AUTO LEASE TRUST 2022-A	Asset and other mortgage backed securities	2.780%	10/15/2024		144,897
	FRESB 2019-SB60 MTG TR A10H 1ML+	Asset and other mortgage backed securities	VAR	1/25/2039		69,159
	GCAT 2021-NQM7 TR	Asset and other mortgage backed securities	1.888%	8/25/2066		78,024
	GOODLEAP SUSTAINABLE HOME SOLUTION TRUST	Asset and other mortgage backed securities	VAR	10/20/2048		28,964
	GOODLEAP SUSTAINABLE HOME SOLUTIONS TR 20	Asset and other mortgage backed securities	VAR	7/20/2049		75,985
	GOODLEAP SUSTAINABLE HOME SOLUTIONS TRUST	Asset and other mortgage backed securities	VAR	7/20/2048		57,381
	GSMBS 2022	Asset and other mortgage backed securities	2.500%	6/25/2052		129,178
	GSMS 2014-GC18 A4	Asset and other mortgage backed securities	4.074%	1/10/2047		108,217
	HYUNDAI AUTO RECEIVABLES TRUST 2022-C	Asset and other mortgage backed securities	5.390%	6/15/2027		71,836
	J.P. MORGAN MORTGAGE TRUST 2022-INV3	Asset and other mortgage backed securities	3.000%	9/25/2052		96,734
	JP MORGAN MORTGAGE TRUST 2019-7	Asset and other mortgage backed securities	2.608%	2/25/2050		10,047
	JP MORGAN MORTGAGE TRUST 2019-INV2 1ML+90	Asset and other mortgage backed securities	VAR	2/25/2050		26,748
	JP MORGAN MORTGAGE TRUST 2019-INV3 1ML+10	Asset and other mortgage backed securities	VAR	5/25/2050		24,547
	JP MORGAN MORTGAGE TRUST 2019-LTV3	Asset and other mortgage backed securities	2.728%	3/25/2050		5,800
	JP MORGAN MORTGAGE TRUST 2020-8 A11	Asset and other mortgage backed securities	VAR	3/25/2051		60,540
	JP MORGAN MORTGAGE TRUST 2020-LTV1	Asset and other mortgage backed securities	2.658%	6/25/2050		5,435
	JPMCC 2019 MFP 1ML+116	Asset and other mortgage backed securities	VAR	7/15/2036		115,863
	JPMCC 2021-MHC A 1ML+	Asset and other mortgage backed securities	VAR	4/15/2038		36,799
	LENDMARK FUNDING TRUST 21-1A A	Asset and other mortgage backed securities	1.900%	11/20/2031		84,956

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	MARINER FINANCE ISSUANCE TRUST 2021-A	Asset and other mortgage backed securities	VAR	3/20/2036		85,833
	MELLO MORTGAGE CAPITAL ACCEPTANCE 2022-IN	Asset and other mortgage backed securities	3.000%	4/25/2052		114,869
	MOSAIC SOLAR LOAN TRUST 2022-1	Asset and other mortgage backed securities	2.640%	1/20/2053		94,508
	MTN COML MTG TR 2022-LPFL TSFR1M+139.69	Asset and other mortgage backed securities	VAR	3/15/2039		165,456
	NAVIENT PRIVATE ED LN TR 2019-D 1ML+	Asset and other mortgage backed securities	VAR	12/15/2059		98,912
	NAVIENT PRIVATE ED LN TR 2020-I 1ML+100	Asset and other mortgage backed securities	VAR	4/15/2069		161,604
	NAVIENT PRIVATE ED REFI LN TR 2018-CA A2	Asset and other mortgage backed securities	VAR	6/16/2042		46,214
	NAVIENT PRIVATE ED REFI LN TR 2019-C A2 3	Asset and other mortgage backed securities	VAR	2/15/2068		37,759
	NAVIENT PRIVATE EDUCATION REFI LOAN TRUST	Asset and other mortgage backed securities	VAR	5/15/2069		39,972
	NAVIENT STUDENT LOAN TRUST	Asset and other mortgage backed securities	1.690%	5/15/2069		129,094
	NAVIENT STUDENT LOAN TRUST 1ML+0	Asset and other mortgage backed securities	VAR	4/15/2060		126,399
	NAVIENT STUDENT LOAN TRUST 2021-GA A	Asset and other mortgage backed securities	1.580%	4/15/2070		130,584
	NELNET STUDENT LN TR 2021-A	Asset and other mortgage backed securities	1.360%	4/20/2062		164,306
	NELNET STUDENT LN TR 2021-C 1ML+74	Asset and other mortgage backed securities	VAR	4/20/2062		124,499
	NSLT 2021-BA AFL 1ML+78	Asset and other mortgage backed securities	VAR	4/20/2062		179,051
	OBX 2022-INV3 A1 TRUST	Asset and other mortgage backed securities	3.000%	2/25/2052		93,542
	PFS FINANCING CORP 21- A A	Asset and other mortgage backed securities	0.710%	4/15/2026		94,103
	PFS FINANCING CORP	Asset and other mortgage backed securities	4.270%	8/15/2027		160,057

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	PRKCM 2021-AFC2 TRUST	Asset and other mortgage backed securities	VAR	11/25/2056		115,686
	REGIONAL MANAGEMENT ISSUANCE TRUST 2021-2	Asset and other mortgage backed securities	VAR	8/15/2033		153,971
	SFAVE COML MTG SECS TR 15-5AVE	Asset and other mortgage backed securities	VAR	1/5/2043		134,944
	SMB 2017-A A2B 1ML+90	Asset and other mortgage backed securities	VAR	9/15/2034		96,712
	SMB PRIVATE ED LN TR 2018-A 1ML+	Asset and other mortgage backed securities	VAR	2/15/2036		99,267
	SMB PRIVATE ED LN TR 2021-A 1ML+73	Asset and other mortgage backed securities	VAR	1/15/2053		223,551
	SMB PRIVATE ED LN TR 2022-C SOFR30A+	Asset and other mortgage backed securities	VAR	5/15/2050		137,189
	SMB PRIVATE ED LN TR A2B 2017-B 1ML+75	Asset and other mortgage backed securities	VAR	10/15/2035		37,205
	SMB PRIVATE EDUCATION LOAN TRUST 2022-C 4	Asset and other mortgage backed securities	VAR	5/16/2050		87,580
	SOFI PROFESSIONAL LOAN PROGRAM 2016-D LLC	Asset and other mortgage backed securities	VAR	4/25/2033		10,327
	SOFI PROFESSIONAL LOAN PROGRAM 2018-A LLC	Asset and other mortgage backed securities	VAR	2/25/2042		23,736
	SOFI PROFESSIONAL LOAN PROGRAM 2018-B TRU	Asset and other mortgage backed securities	VAR	8/25/2047		63,685
	SOFI PROFESSIONAL LOAN PROGRAM 2019-B LLC	Asset and other mortgage backed securities	VAR	8/17/2048		37,762
	SOFI PROFESSIONAL LOAN PROGRAM 2020-C TRU	Asset and other mortgage backed securities	VAR	2/15/2046		41,100
	TAUBMAN CENTERS COMMERCIAL MORTGAGE TRUST	Asset and other mortgage backed securities	VAR	5/15/2037		97,099
	VERUS SECURITIZATION TR 2022-3	Asset and other mortgage backed securities	4.130%	2/25/2067		89,941
	WELLS FARGO COMMERCIAL MORTGAGE TRUST 201	Asset and other mortgage backed securities	VAR	6/15/2036		85,585
	WFRBS 2014-C22 A5	Asset and other mortgage backed securities	3.752%	9/15/2057		120,657
					Total Asset and Other Mortgage Backed Securities	8,952,528

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	AID	Non U.S. Government	5.500%	9/18/2033		119,558
	ALIBABA GROUP HOLDING LTD	Non U.S. Government	3.400%	12/6/2027		183,848
	ANGLO AMERICAN CAPITAL PLC	Non U.S. Government	4.000%	9/11/2027		375,950
	CHILE GOVERNMENT	Non U.S. Government	2.550%	1/27/2032		57,238
	CHILE REPUBLIC OF	Non U.S. Government	2.450%	1/31/2031		53,820
	CHILE REPUBLIC OF	Non U.S. Government	2.550%	7/27/2033		39,088
	CHILE REPUBLIC OF	Non U.S. Government	3.240%	2/6/2028		41,690
	COLOMBIA GLB	Non U.S. Government	8.125%	5/21/2024		250,941
	COLOMBIA REPUBLIC OF	Non U.S. Government	3.250%	4/22/2032		47,158
	COLOMBIA REPUBLIC OF	Non U.S. Government	3.875%	4/25/2027		52,961
	COLOMBIA REPUBLIC OF	Non U.S. Government	3.000%	1/30/2030		57,300
	GOVERNMENT NAT MTG AS REMIC PT 1ML+	Non U.S. Government	VAR	11/20/2045		8,412
	INDONESIA REPUBLIC OF	Non U.S. Government	2.150%	7/28/2031		58,108
	INDONESIA REPUBLIC OF	Non U.S. Government	2.850%	2/14/2030		107,010
	INDONESIA REPUBLIC OF	Non U.S. Government	4.100%	4/24/2028		39,145
	PANAMA REPUBLIC OF	Non U.S. Government	3.160%	1/23/2030		—
	PERU GOVT	Non U.S. Government	5.625%	11/18/2050		49,494
	PERU REPUBLIC OF	Non U.S. Government	2.783%	1/23/2031		62,006
	PERU REPUBLIC OF	Non U.S. Government	3.000%	1/15/2034		47,243

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	PHILIPPINES REPUBLIC OF	Non U.S. Government	1.950%	1/6/2032		89,112
	PHILIPPINES REPUBLIC OF	Non U.S. Government	3.000%	2/1/2028		186,022
	URUGUAY REPUBLICA ORIENTAL DL	Non U.S. Government	4.375%	1/23/2031		119,460
	URUGUAY REPUBLICA ORIENTAL DL	Non U.S. Government	4.375%	10/27/2027		136,080
					Total Non-U.S. Government Funds	2,181,644

	AMAZON.COM INC	Common Stock				2,032,346
	CHARTER COMMUNICATIONS INC A	Common Stock				1,942,716
	DOORDASH INC	Common Stock				2,212,468
	FIVE BELOW INC	Common Stock				3,064,308
	FIVE9 INC	Common Stock				2,553,106
	GRAB HOLDINGS LTD	Common Stock				2,459,271
	KEURIG DR PEPPER INC	Common Stock				1,924,181
	LIBERTY FORMULA ONE-C	Common Stock				2,212,713
	MARRIOTT VACATIONS WORLD	Common Stock				2,203,406
	NIPPON TELEGRAPH & TELEPHONE	Common Stock				1,872,802
	PALO ALTO NETWORKS INC	Common Stock				2,431,241
	Q2 HOLDINGS INC	Common Stock				1,509,080
	SBA COMMUNICATIONS CORP	Common Stock				2,352,659

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	SKECHERS USA INC CL A	Common Stock				1,317,336
	SMARTSHEET INC	Common Stock				2,149,246
	SPOTIFY TECHNOLOGY SA	Common Stock				2,249,738
	T-MOBILE US INC	Common Stock				2,190,752
	UBER TECHNOLOGIES INC	Common Stock				2,236,049
	VARONIS SYSTEMS INC	Common Stock				2,229,531
	WYNDHAM HOTELS & RESORTS INC	Common Stock				1,071,677
					Total Common Stocks	42,214,626

	KAZAKHSTAN	U.S. Treasuries	4.875%	10/14/2044		62,268
	UNITED STATES TREASURY BOND	U.S. Treasuries	1.125%	8/15/2040		198,724
	UNITED STATES TREASURY BOND	U.S. Treasuries	1.375%	8/15/2050		226,356
	UNITED STATES TREASURY BOND	U.S. Treasuries	1.375%	11/15/2040		380,319
	UNITED STATES TREASURY BOND	U.S. Treasuries	1.625%	11/15/2050		308,107
	UNITED STATES TREASURY BOND	U.S. Treasuries	1.750%	8/15/2041		82,120
	UNITED STATES TREASURY BOND	U.S. Treasuries	1.875%	2/15/2051		3,813
	UNITED STATES TREASURY BOND	U.S. Treasuries	1.875%	2/15/2041		166,097
	UNITED STATES TREASURY BOND	U.S. Treasuries	2.250%	8/15/2049		70,711
	UNITED STATES TREASURY BOND	U.S. Treasuries	2.375%	2/15/2042		80,206

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	UNITED STATES TREASURY BOND	U.S. Treasuries	2.375%	5/15/2051		23,675
	UNITED STATES TREASURY BOND	U.S. Treasuries	2.500%	2/15/2046		138,418
	UNITED STATES TREASURY BOND	U.S. Treasuries	2.750%	11/15/2047		329,381
	UNITED STATES TREASURY BOND	U.S. Treasuries	2.875%	5/15/2052		199,601
	UNITED STATES TREASURY BOND	U.S. Treasuries	2.875%	5/15/2049		137,371
	UNITED STATES TREASURY BOND	U.S. Treasuries	2.875%	8/15/2045		72,464
	UNITED STATES TREASURY BOND	U.S. Treasuries	2.875%	11/15/2046		340,548
	UNITED STATES TREASURY BOND	U.S. Treasuries	2.000%	11/15/2041		1,531,580
	UNITED STATES TREASURY BOND	U.S. Treasuries	3.125%	8/15/2044		363,333
	UNITED STATES TREASURY BOND	U.S. Treasuries	3.125%	11/15/2041		1,443,050
	UNITED STATES TREASURY BOND	U.S. Treasuries	3.375%	11/15/2048		159,530
	UNITED STATES TREASURY BOND	U.S. Treasuries	3.625%	2/15/2044		371,477
	UNITED STATES TREASURY BOND	U.S. Treasuries	3.000%	2/15/2047		501,774
	UNITED STATES TREASURY BOND	U.S. Treasuries	3.000%	2/15/2048		354,093
	UNITED STATES TREASURY BOND	U.S. Treasuries	3.000%	2/15/2049		231,745
	UNITED STATES TREASURY BOND	U.S. Treasuries	3.000%	8/15/2048		255,646
	UNITED STATES TREASURY BOND	U.S. Treasuries	3.000%	8/15/2052		226,236
	UNITED STATES TREASURY BOND	U.S. Treasuries	3.000%	11/15/2044		107,291
	UNITED STATES TREASURY BOND	U.S. Treasuries	3.000%	11/15/2045		238,548

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	UNITED STATES TREASURY BOND	U.S. Treasuries	4.000%	11/15/2042		132,173
	UNITED STATES TREASURY BOND	U.S. Treasuries	4.000%	11/15/2052		265,851
	UST NOTES	U.S. Treasuries	0.625%	7/31/2026		26,509
	UST NOTES	U.S. Treasuries	0.750%	8/31/2026		845,585
	UST NOTES	U.S. Treasuries	0.875%	6/30/2026		183,315
	UST NOTES	U.S. Treasuries	1.375%	10/31/2028		189,896
	UST NOTES	U.S. Treasuries	1.375%	11/15/2031		183,129
	UST NOTES	U.S. Treasuries	1.500%	11/30/2028		19,105
	UST NOTES	U.S. Treasuries	2.625%	7/31/2029		217,314
	UST NOTES	U.S. Treasuries	2.750%	5/31/2029		771,122
	UST NOTES	U.S. Treasuries	2.750%	7/31/2027		1,982,148
	UST NOTES	U.S. Treasuries	2.750%	8/15/2032		51,906
	UST NOTES	U.S. Treasuries	2.875%	5/15/2032		236,842
	UST NOTES	U.S. Treasuries	3.125%	8/31/2027		1,929,365
	UST NOTES	U.S. Treasuries	3.125%	8/31/2029		403,468
	UST NOTES	U.S. Treasuries	3.250%	6/30/2027		1,363,349
	UST NOTES	U.S. Treasuries	3.875%	11/30/2029		809,524
	UST NOTES	U.S. Treasuries	3.875%	12/31/2027		323,721
	UST NOTES	U.S. Treasuries	4.125%	9/30/2027		491,838

Schedule of Assets Held as of December 31, 2022
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	UST NOTES	U.S. Treasuries	4.125%	11/15/2032		530,334
	UST NOTES	U.S. Treasuries	4.250%	9/30/2024		380,045
	UST NOTES	U.S. Treasuries	4.500%	11/30/2024		2,275,089
	UST NOTES	U.S. Treasuries	4.000%	10/31/2029		420,131
	UST NOTES	U.S. Treasuries	4.000%	12/15/2025		327,886
					Total U.S. Treasuries	22,964,127

	SELF DIRECTED BROKERAGE	OTHER				51,076,543

	Assets (Held at End of Year)					$2,306,584,955
	* Represents Party in Interest
	**Cost information is not required for participant-directed investments and
	therefore is not included.

Exhibit Index

Exhibit Number	Description of Exhibit
23.1	Consent of Deloitte & Touche LLP

E-1

Signatures

Pursuant to the requirements of the Securities Act of 1934, the DXC Technology Company Employee Benefits Fiduciary Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DXC Technology Matched Asset Plan

Dated: June 16, 2023	By:	/s/ Ceyhun Cetin
	Name:	Ceyhun Cetin
	Title:	Vice President and Treasurer
Chairman, DXC Technology Company Employee Benefits Fiduciary Committee

S 1